Form 10-K405, Exhibit 13
period 1996-12-29
WORLD COLOR PRESS INC /DE/
filed 1997-03-27
CIK 780117

                                     EXHIBIT 13.0
                            PORTIONS OF THE ANNUAL REPORT

                            [Page 23 of the Annual Report]

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

The following selected financial data for the five fiscal years ended December 29, 1996 have been derived from the Company's audited consolidated financial statements. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's consolidated financial statements and the notes thereto appearing elsewhere in this report.


                                           FISCAL YEAR (1)
-------------------------------------------------------------------------------------------------
                                        1996         1995         1994        1993       1992
-------------------------------------------------------------------------------------------------

OPERATING DATA:
  Net sales                            $1,641,412   $1,295,582   $971,627    $825,569   $660,847
  Cost of sales                         1,349,130    1,074,785    817,934     715,895    582,855
                                       ----------   ----------   --------   ---------   --------
  Gross profit                            292,282      220,797    153,693     109,674     77,992
  Selling, general and
    administrative
     expenses                             153,071      125,539     90,312      69,688     57,423
  Streamlining and other
     special charges (2)                        -       40,900          -      98,000      6,140
                                       ----------   ----------   --------   ---------   --------
  Operating income (loss)                 139,211       54,358     63,381     (58,014)    14,429
  Interest expense                         58,417       37,897     23,825      25,080     19,820
  Income tax provision
    (benefit)                              33,533        6,584     15,822     (24,700)       775
  Extraordinary charge                          -            -          -       7,007          -
  Cumulative effect of changes in
    accounting methods                          -            -          -      55,900          -
                                       ----------   ----------   --------   ---------   --------
  Net income (loss)                    $   47,261   $    9,877   $ 23,734   $(121,301)  $ (6,166)
                                       ----------   ----------   --------   ---------   --------
                                       ----------   ----------   --------   ---------   --------
  Net income (loss) per common
    and common equivalent
    share(3)                           $     1.35   $     0.29   $   0.69   $   (4.26)  $  (0.25)
  Weighted average common and
    common equivalent shares
    outstanding (3)                        35,003       34,441     34,409      28,468     24,712

OTHER OPERATING DATA:
  Depreciation and
    amortization                       $  104,493   $   74,668   $ 62,898   $  66,533   $ 53,967
  Capital expenditures                     70,639      120,339     83,875      57,234     25,214
  Gross profit margin                       17.8%        17.0%      15.8%       13.3%      11.8%

BALANCE SHEET DATA (AT PERIOD END):
  Working capital                      $  227,068   $  160,835   $113,144   $  83,125   $ 40,540
  Property, plant and
    equipment, net                        818,157      480,421    363,929     356,060    327,783
  Total assets                          1,822,432    1,150,728    837,417     818,130    573,907
  Long-term debt (including
    current maturities)                   897,867      487,106    293,515     323,118    163,122
  Stockholders' equity                    414,932      358,766    274,113     247,570    296,847


 (1) The fiscal years shown each represent the 52 or 53-week period ending on the last Sunday in December. Fiscal year 1995 consisted of 53 weeks. Fiscal years 1992 to 1994 and 1996 each consisted of 52 weeks.

 (2) See Note 13 to the Company's consolidated financial statements regarding the 1995 amount. The 1993 charge reflects the Company's strategy in 1993 to grant price concessions to certain significant customers and renew and extend long-term contracts in advance of their expiration dates, as well as to streamline operations by downsizing certain facilities and consolidating certain other operations. Also reflected are nonrecurring settlement costs of $6,140 for 1992.

 (3) Net income (loss) per common and common equivalent share is based on the weighted average common and dilutive common equivalent shares outstanding during each period after giving effect to the change in the Company's capital structure pursuant to the Merger and the Options Adjustments (as defined in the notes to the Company's consolidated financial statements).

                         [Page 24 - 26 of the Annual Report]

MANAGEMENT'S DISCUSSION AND ANALYSIS
(DOLLARS IN THOUSANDS)

GENERAL

In June 1996, the Company acquired from Ringier A.G. all of the issued and outstanding capital stock of Krueger Acquisition Corporation, including all of the issued and outstanding capital stock of Ringier Holdings, Inc., Ringier America, Inc., Krueger Ringier, Inc., Ringier Print U.S., Inc. and W.A. Krueger Co. Olathe (collectively, "Ringier America"), for approximately $128,000. In addition, the Company assumed approximately $287,000 of Ringier America's indebtedness, of which approximately $281,000 was liquidated upon consummation of the acquisition. Ringier America is a leading diversified commercial printer whose business includes the printing of catalogs, magazines and mass-market, racksize books. In addition, the Company acquired certain other businesses in 1996 whose contributions were not significant to the Company's results of operations for the periods presented, nor are they expected to have a material effect on the Company's results on a continuing basis. Collectively, Ringier America and these other acquired companies will hereinafter be referred to as the "Acquisitions."

In March 1995, the Company acquired three companies that operate in the commercial, digital and direct response market sectors (the "1995 Acquisitions") for an aggregate purchase price of approximately $108,000. In addition, the Company liquidated approximately $44,500 of the acquired companies' indebtedness.

The Company operates in the magazine, catalog, commercial, direct mail, directory and book market sectors of the printing industry. As in recent years, there continues to be significant pricing pressure on all printers, including the Company. Net sales include sales to certain customers of paper purchased by the Company. The price of paper, the primary raw material used by the Company, is volatile over time and may cause significant swings in net sales and cost of sales. The Company generally is able to pass on increases in the cost of paper to its customers, while declines in paper costs result in lower prices to its customers. In 1995, the availability of most grades of paper tightened and paper prices increased significantly. Throughout 1996, paper prices decreased significantly and availability returned to more normalized levels. During the first quarter of 1997, the paper market has shown signs of firmness in pricing and availability for certain grades. The Company expects these trends may continue for the next several months. In addition, the Company's contracts with its customers generally provide for price adjustments to reflect price changes for other materials, wages and outside services.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 29, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

Net sales increased $345,830 or 26.7% to $1,641,412 in 1996 from $1,295,582 in
1995. The increase was due to the Acquisitions, partially offset by lower paper prices. 1996 net sales also benefited slightly by continued business growth from new and existing customers.

Gross profit increased $71,485 or 32.4% to $292,282 in 1996 from $220,797 in 1995. The increase is attributable to the inclusion of the Acquisitions, as well as increased volume and improved operating efficiencies. Gross profit margins improved to 17.8% in 1996 from 17.0% in 1995 as a result of the Acquisitions, including certain cost savings and other operating synergies that have resulted from the combination of the businesses, along with the effect of lower paper prices.

Selling, general and administrative expenses increased $27,532 or 21.9% to $153,071 in 1996 from $125,539 in 1995. The increase is partially attributable to the Acquisitions, including the related additional amortization expense for goodwill, as well as increased selling expenses related to higher volume.

Operating income increased $84,853 or 156.1% to $139,211 in 1996 from $54,358 in 1995. The increase is attributable to the factors discussed in the preceding paragraphs, and the absence in 1996 of a streamlining charge of $40,900 recorded in the fourth quarter of 1995, when the Company finalized and committed to a plan to realign certain business operations. The major components of this realignment plan were to close a facility and to consolidate certain digital prepress operations and functions. Before the reduction for the 1995 streamlining charge, 1996 operating income increased $43,953 or 46.1%.

Interest expense increased $20,520 or 54.1% to $58,417 in 1996 from $37,897 in 1995. The increase is attributable to higher average borrowings incurred to fund the Acquisitions and capital expenditures, partially offset by a slight benefit from a lower average cost of funds.

The effective income tax rate was approximately 41.5% for 1996 and 40.0% for 1995, and was primarily composed of the combined federal and state statutory rates.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 25, 1994

Net sales increased $323,955 or 33.3% to $1,295,582 in 1995 from $971,627 in
1994. The 1995 Acquisitions accounted for approximately one half of the sales increase. In addition, approximately one third of the sales increase resulted from higher paper prices. Continued business growth from new and existing customers also benefited 1995 sales.

Gross profit increased $67,104 or 43.7% to $220,797 in 1995 from $153,693 in 1994. The increase is attributable to the inclusion of the 1995 Acquisitions, increased volume and improved operating efficiencies. Gross profit margins improved to 17.0% in 1995 from 15.8% in 1994 primarily as a result of the 1995 Acquisitions.

Selling, general and administrative expenses increased $35,227 or 39.0% to $125,539 in 1995 from $90,312 in 1994. The increase is partially attributable to the 1995 Acquisitions, including the related additional amortization expense for goodwill, as well as increased selling expenses related to higher volume.

Operating income decreased $9,023 or 14.2% to $54,358 in 1995 from $63,381 in 1994. The decrease is attributable to the inclusion in 1995 of the streamlining charge of $40,900 described above, as well as the factors discussed in the preceding paragraphs. Before the reduction for the streamlining charge, operating income increased $31,877 or 50.3% to $95,258 in 1995 from $63,381 in 1994.

Interest expense increased $14,072 or 59.1% to $37,897 in 1995 from $23,825 in 1994. The increase is attributable to higher average borrowings primarily incurred to fund the 1995 Acquisitions, capital expenditures and working capital requirements associated with significant increases in price and inventory levels of paper combined with an increased average cost of funds.

The effective income tax rate was 40.0% for both 1995 and 1994, and was primarily composed of the combined federal and state statutory rates.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically met its liquidity and capital investment needs with internally generated funds and external borrowings. Net income plus depreciation and amortization, deferred taxes, and streamlining charge was $165,327 in 1996 compared to $124,679 in 1995, an increase of $40,648 or 32.6%.
Cash flow from operations was primarily used to fund capital expenditures and acquisitions.

Working capital was $227,068 at December 29, 1996 and $160,835 at December 31, 1995. The increase of $66,233 or 41.2% was primarily due to the Acquisitions. Exclusive of the Acquisitions, raw materials inventory levels decreased approximately $42,000 or 44% in 1996 as a result of the Company's successful efforts to utilize existing inventory, combined with lower inventory requirements due to more normalized availability and lower prices of paper.

Capital expenditures totaled $70,639 and $120,339 in 1996 and 1995, respectively. These capital expenditures reflect the purchase of additional press and bindery equipment and the expansion of four of the Company's facilities, which increased the Company's capacity and are part of the Company's ongoing program to maintain modern, efficient plants and continually increase productivity. The Company expects capital expenditures in 1997 to total approximately $95,000. Additional expenditures in 1997 are possible in line with growth in sales, earnings and cash flows or expansion opportunities in certain markets.

The Company's capital expenditures and acquisitions have been funded in part by borrowings under the Company's Second Amended and Restated Credit Agreement dated as of June 6, 1996, as amended (the "Credit Agreement"), among the Company and the lenders and agents party thereto, which provides for aggregate total commitments of $975,000, comprised of $125,000 in term loan commitments, $250,000 of revolving loan commitments and $600,000 in acquisition term loan commitments. The Credit Agreement provides for varying semi-annual reductions in commitments and matures on December 31, 2002. Borrowings bear interest at rates that fluctuate with the prime rate and Eurodollar rate. As of December 29, 1996, the weighted average borrowing rate was 6.7%, and $86,500 of acquisition term loan commitments and $192,929 of revolving loan commitments were unutilized.

The Company has operating lease arrangements for certain press and bindery equipment. Lease expense related to such leases was approximately $24,500 in 1996 and $23,600 in 1995.

At December 29, 1996, the Company has net operating loss carryforwards for federal income tax purposes of $37,107 available to reduce future taxable income, expiring primarily between 2004 and 2008, and has tax credits of $2,291 expiring primarily from 1999 to 2002. Also, the Company has alternative minimum tax carryover credits of $18,950 which do not expire and may be applied against regular tax in the future, in the event regular tax expense exceeds alternative minimum tax.

The Company believes that its liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements and interest and principal payments for the foreseeable future.

SEASONALITY

The operations of the business are seasonal with approximately two-thirds of historical operating profits recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school and holiday catalog promotions.

                            [Page 27 of the Annual Report]


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of World Color Press, Inc.:


We have audited the accompanying consolidated balance sheets of World Color Press, Inc. and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of World Color Press, Inc. and subsidiaries at December 29, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1996 in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP

New York, New York
February 5, 1997

                            [Page 28 of the Annual Report]



CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

DECEMBER 29, 1996 AND DECEMBER 31, 1995
-------------------------------------------------------------------------------
                                                         1996            1995
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                          $    33,182     $     8,902
 Accounts receivable - net of allowances
   for doubtful accounts
   of $8,476 and $6,356, respectively                   311,478         218,022
 Inventories                                            140,160         130,369
 Deferred income taxes                                   32,944          28,364
 Other                                                   24,843          11,060
                                                    -----------     -----------
      Total current assets                              542,607         396,717

 Property, plant and equipment - net                    818,157         480,421
 Goodwill - net                                         423,880         249,473
 Other                                                   37,788          24,117
                                                    -----------     -----------
TOTAL ASSETS                                        $ 1,822,432     $ 1,150,728
                                                    -----------     -----------
                                                    -----------     -----------


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable                                   $   172,013     $   108,894
 Accrued expenses                                       134,854          89,628
 Current maturities of long-term debt                     8,672          37,360
                                                    -----------     -----------

      Total current liabilities                         315,539         235,882

 Long-term debt                                         889,195         449,746
 Deferred income taxes                                   91,555           9,258
 Other long-term liabilities                            111,211          97,076
                                                    -----------     -----------

      Total liabilities                               1,407,500         791,962
                                                    -----------     -----------

Stockholders' equity:
 Common stock, $.01 par value -
  authorized, 100,000,000 shares
  in 1996 and 1995; shares outstanding,
  33,744,531 shares in 1996 and
  32,218,427 in 1995                                        337             322
 Additional paid-in capital                             583,721         574,831
 Accumulated deficit                                   (169,126)       (216,387)
                                                    -----------     -----------

      Total stockholders' equity                        414,932         358,766
                                                    -----------     -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 1,822,432     $ 1,150,728
                                                    -----------     -----------
                                                    -----------     -----------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                            [Page 29 of the Annual Report]

CONSOLIDATED STATEMENTS OF OPERATIONS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995 AND DECEMBER 25, 1994
---------------------------------------------------------------------------

                                         1996           1995           1994

NET SALES                         $ 1,641,412    $ 1,295,582    $   971,627

COST OF SALES                       1,349,130      1,074,785        817,934
                                  -----------    -----------    -----------
      Gross profit                    292,282        220,797        153,693
                                  -----------    -----------    -----------

OTHER OPERATING EXPENSES:
 Selling, general and
  administrative                      153,071        125,539         90,312
 Streamlining charge                        -         40,900              -
                                  -----------    -----------    -----------

      Total other operating
       expenses                       153,071        166,439         90,312
                                  -----------    -----------    -----------

OPERATING INCOME                      139,211         54,358         63,381

INTEREST EXPENSE                       58,417         37,897         23,825
                                  -----------    -----------    -----------

INCOME BEFORE INCOME TAXES             80,794         16,461         39,556

INCOME TAX PROVISION                   33,533          6,584         15,822
                                  -----------    -----------    -----------

NET INCOME                        $    47,261    $     9,877    $    23,734
                                  -----------    -----------    -----------
                                  -----------    -----------    -----------

Net income per common and
 common equivalent share          $      1.35    $      0.29    $      0.69

Weighted average common and
 common equivalent
 shares outstanding                35,002,923     34,440,867     34,408,670

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                            [Page 30 of the Annual Report]

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS)

YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995 AND DECEMBER 25, 1994
--------------------------------------------------------------------------------


                                                       Additional
                                           Common        Paid-in     Accumulated
                                            Stock        Capital       Deficit

BALANCE, DECEMBER 26, 1993                 $   257      $ 497,311    $ (249,998)

 Net income                                      -              -        23,734

 Capital contribution from PHLP                  -          2,809             -
                                           -------      ---------    ----------
BALANCE, DECEMBER 25, 1994                     257        500,120      (226,264)

 Net income                                      -              -         9,877

 Common stock issued                            65         74,711             -
                                           -------      ---------    ----------

BALANCE, DECEMBER 31, 1995                     322        574,831      (216,387)

 Net income                                      -              -        47,261

 Common stock issued                            15          8,890             -
                                           -------      ---------    ----------

BALANCE, DECEMBER 29, 1996                 $   337      $ 583,721    $ (169,126)
                                           -------      ---------    ----------
                                           -------      ---------    ----------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                            [Page 31 of the Annual Report]


CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995 AND DECEMBER 25, 1994
-------------------------------------------------------------------------------

                                         1996            1995          1994

OPERATING ACTIVITIES:
 Net income                            $ 47,261      $   9,877      $  23,734
 Adjustments to reconcile net
  income to net cash
  provided by operating activities:
  Depreciation and amortization         104,493         74,668         62,898
  Streamlining charge                         -         40,900              -
  Deferred income tax
   provision (benefit)                   13,573           (766)        12,271
  Changes in operating assets
   and liabilities:
   Accounts receivable - net            (30,062)       (31,097)         6,001
   Inventories                           29,495        (51,083)        (6,004)
   Accounts payable and
    accrued expenses                     35,178         (7,650)        10,396
   Other assets and
    liabilities - net                   (53,355)       (28,105)        (9,172)
                                       --------      ---------      ---------
    Net cash provided by
     operating activities               146,583          6,744        100,124
                                       --------      ---------      ---------
INVESTING ACTIVITIES:
  Additions to property,
    plant and equipment                 (70,639)      (120,339)       (83,875)
  Proceeds from sale of property,
    plant and equipment                   1,345          7,959          7,763
  Acquisitions of businesses,
    net of cash acquired               (167,283)      (108,738)       (10,283)
                                       --------      ---------      ---------
    Net cash used in
     investing activities              (236,577)      (221,118)       (86,395)
                                       --------      ---------      ---------
FINANCING ACTIVITIES:
  Proceeds from borrowings              562,120        214,037         18,750
  Payments on long-term debt           (456,751)       (90,365)       (48,353)
  Decrease in note payable to PHLP            -              -         (2,159)
  Proceeds from capital contribution          -              -          2,809
  Proceeds from issuance of common
    stock                                 8,905         74,776              -
  Proceeds from sale and leaseback
    transaction                               -              -         27,988
                                       --------      ---------      ---------
    Net cash provided by (used in)
     financing activities               114,274        198,448           (965)
                                       --------      ---------      ---------
INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS              24,280        (15,926)        12,764

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                       8,902         24,828         12,064
                                       --------      ---------      ---------
CASH AND CASH EQUIVALENTS,
  END OF YEAR                          $ 33,182      $   8,902      $  24,828
                                       --------      ---------      ---------
                                       --------      ---------      ---------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                         [Pages 32 - 45 of the Annual Report]


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995 AND DECEMBER 25, 1994
--------------------------------------------------------------------------------

1.   ORGANIZATION

     World Color Press, Inc. and subsidiaries (the "Company") specializes in the production and distribution of data for the magazine, catalog, commercial, direct mail, directory, and book markets.

     Prior to November 20, 1995, the Company was wholly-owned by Printing Holdings, L.P. ("PHLP"), a nonoperating affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), whose holdings consisted solely of the Company. On November 20, 1995, PHLP was merged with and into the Company, with the Company as the survivor (the "Merger"). In connection with the Merger, PHLP partnership units (aggregating approximately 65,500,000 units) were converted into approximately 32,200,000 shares of the Company's common stock, principally at a ratio of one PHLP partnership unit to 0.50 shares of common stock. Accordingly, the share information and the related common stock and additional paid-in capital amounts presented on the face of the consolidated balance sheets and on the consolidated statements of stockholders' equity have been restated to reflect the change in the Company's capital structure pursuant to the Merger. Also pursuant to the Merger, the shares of the Company's common stock owned by PHLP immediately prior to the Merger were canceled. On November 20, 1995, the Company also amended and restated its Certificate of Incorporation increasing the authorized number of shares of common stock to 100,000,000 shares and newly authorizing 50,000,000 shares of preferred stock, par value $0.01 per share. At December 29, 1996 and December 31, 1995, there were no shares of preferred stock issued or outstanding.

     On January 25, 1996, 15,861,568 shares of the Company's common stock were sold at $19 per share in an initial public equity offering (the "Offering"). All of the shares in the Offering were sold by existing stockholders. The Company did not receive any of the proceeds from the sale of the shares, except that certain members of former management elected to participate in the Offering by exercising certain stock options granted to them by the Company. An aggregate of 1,531,290 shares underlying such options were sold in the Offering, generating proceeds to the Company of approximately $8,900. These proceeds were used to pay expenses of the Offering and for general corporate purposes.

2.   BUSINESS ACQUISITIONS

     In June 1996, the Company acquired from Ringier A.G. all of the issued and outstanding capital stock of Krueger Acquisition Corporation, including all of the issued and outstanding capital stock of Ringier Holdings, Inc., Ringier America, Inc., Krueger Ringier, Inc., Ringier Print U.S., Inc. and W.A. Krueger Co. Olathe (collectively, "Ringier America"), for approximately $128,000 (the "Acquisition"). In addition, the Company assumed approximately $287,000 of Ringier America's indebtedness, of which approximately $281,000 was liquidated upon consummation of the Acquisition. Ringier America is a leading diversified commercial printer whose business includes the printing of catalogs, magazines and mass-market, racksize books. The Acquisition and liquidation of certain indebtedness were funded using proceeds from acquisition term loans under the Second Amended and Restated Credit Agreement dated as of June 6, 1996, as amended (the "Credit Agreement"), among the Company and the lenders and agents party thereto.

     The Acquisition is being accounted for as a purchase and the financial statements include the results of Ringier America's operations from the acquisition date. The excess of purchase cost over estimated fair value of net assets acquired was approximately $160,000, and is being amortized using the straight-line method over 35 years. The Company is in the process of finalizing the assignment of fair value to assets acquired and liabilities assumed. Accordingly, the final asset and liability fair values may differ from those included in the accompanying consolidated balance sheet; however, the final fair values are not expected to be materially different from those presented herein.

     The following unaudited pro forma financial information gives effect to the Acquisition and liquidation of certain indebtedness of Ringier America as if these transactions had occurred at the beginning of the periods presented. These pro forma results reflect certain adjustments, including the increase in amortization for the excess of purchase cost over estimated fair value of net assets acquired and the net increase in interest on indebtedness used to fund the transactions, as well as the impact on depreciation and certain other expenses, based on a preliminary allocation of purchase price to the fair value of assets acquired and liabilities assumed. These pro forma results do not reflect identified cost savings and other synergies that will result or have resulted from the combination of the two businesses, and are not necessarily indicative of the results that would have occurred had the Acquisition been consummated at the beginning of the periods presented, nor are they necessarily indicative of future results.

     UNAUDITED                                    1996           1995

     Net sales                               $1,824,875     $ 1,810,391
     Net income                              $   39,560     $    30,807
     Net income per common and common
       equivalent share                      $     1.13     $      0.89

     Pro forma net income and net income per common and common equivalent share for the year ended December 31, 1995 presented above include $31,481 ($19,373 net of tax, or $0.56 per share) of income recorded by Ringier America in January, 1995 related to the final settlement of a customer's future obligations under a printing services contract.

     In March 1995, the Company acquired three companies that operate in the commercial, digital and direct mail market sectors (the "1995 Acquisitions") for an aggregate purchase price of approximately $108,000. In addition, the Company liquidated approximately $44,500 of the acquired companies' indebtedness. The 1995 Acquisitions and liquidation of indebtedness were funded using proceeds from the Company's credit facility. The 1995 Acquisitions were accounted for as purchases and the financial statements include the results of their operations from the respective acquisition dates. The excess of purchase cost over estimated fair value of net assets acquired was approximately $81,700, which is being amortized over 35 years.

     During the years ended December 29, 1996 and December 31, 1995, the Company acquired certain other businesses whose contributions were not significant to the Company's results of operations for the periods presented, nor are they expected to have a material effect on the Company's results on a continuing basis.


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of World Color Press, Inc. and its subsidiaries. Intercompany transactions have been eliminated.

     CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid instruments with original maturities of three months or less.

     ACCOUNTING PERIOD - The Company's fiscal year is the 52 or 53-week period ending on the last Sunday in December. Fiscal years 1996 and 1994 each included 52 weeks. Fiscal year 1995 included 53 weeks.

     CONSOLIDATED STATEMENTS OF CASH FLOWS - During 1996, 1995 and 1994, the Company borrowed and repaid $407,200, $318,700 and $103,225, respectively, pursuant to the terms of credit agreements. See also Note 7. Such amounts have not been reflected in the consolidated statements of cash flows because of the short-term nature of the borrowings.

     Cash paid for interest by the Company during the years 1996, 1995 and 1994 was $54,037, $37,193 and $21,928, respectively, net of capitalized interest of $252, $1,810 and $1,276. Cash paid for taxes during the years 1996, 1995 and 1994 was $18,068, $8,305 and $3,319, respectively.

     REVENUE RECOGNITION - In accordance with trade practice, sales are recognized by the Company on the basis of production and service activity at the pro rata billing value of work completed.

     INVENTORIES - The Company's raw materials of paper and ink and the related raw material component of work-in-process are valued at the lower of cost, as determined using the first-in, first-out ("FIFO") method, or market. The remainder of the work-in-process is valued at the pro rata billing value of work completed.

     DEPRECIATION AND AMORTIZATION - Property, plant and equipment is stated at cost. Depreciation is recorded principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the lesser of the useful life of the improvement or the lease term. Estimated useful lives used in computing depreciation and amortization expense are 3 to 15 years for machinery and equipment and 15 to 40 years for buildings and leasehold improvements.

     GOODWILL - Goodwill is amortized using the straight-line method primarily over 35 years. Amortization of goodwill for the years 1996, 1995 and 1994 was $10,757, $7,275 and $5,402, respectively, and is included in selling, general and administrative expenses. Accumulated amortization of goodwill was $34,804 and $24,047 as of year-end 1996 and 1995, respectively.

     INCOME TAXES - The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires companies to apply current statutory income tax rates to deferred assets and liabilities arising from differences in financial reporting and tax reporting bases. Income tax information is disclosed in Note 9.

     NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE - Net income
     (loss) per common and common equivalent share is based on the weighted average common and dilutive common equivalent shares outstanding during each period after giving effect to the change in the Company's capital structure pursuant to the Merger and the Options Adjustments, as described in Notes 1 and 10. This weighted average includes incremental shares for dilutive common equivalent shares related to the assumed exercise of stock options, using the treasury stock method. In addition, shares related to common stock issued and incremental shares related to stock options granted within one year prior to the Offering at a purchase or exercise price below $19.00 per share were included in the weighted average, using the treasury stock method for the stock options as if they were outstanding for all periods presented. For all loss periods, the effect of the assumed exercise of stock options which were issued in periods prior to the one-year period previously mentioned is not included because the effect is antidilutive.

     RECLASSIFICATIONS - Certain reclassifications have been made to prior years' amounts to conform with the current presentation.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of
     Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."   SFAS No.
     121 establishes the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed. The Company adopted SFAS No. 121 for the year ended December 29, 1996. Accordingly, the Company evaluates long-lived assets, including goodwill, periodically to determine if there has been an impairment of value by reviewing current and estimated undiscounted cash flows. The carrying amounts of such long-lived assets will be adjusted if and when it has been determined that a permanent impairment has occurred.

     ACCOUNTING FOR STOCK-BASED COMPENSATION - In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages companies to account for stock compensation awards based on their fair value at the date they are granted. The resulting compensation cost would be shown as an expense on the income statement. Companies choosing not to apply the new accounting method are permitted to continue following current accounting requirements, however, they are required to disclose in the notes to the financial statements the effect on net income and earnings per share had the new accounting method been applied. The Company adopted SFAS No. 123 for 1996, but chose to follow the current accounting requirements. Accordingly, the Company has disclosed in Note 10 the pro forma effect on net income and net income per common and common equivalent share.

4.   INVENTORIES

     Inventories are summarized as follows:
                                                             1996         1995
       Work-in-process                                  $  73,747     $ 34,366
       Raw materials                                       66,413       96,003
                                                        ---------    ---------
       Total                                            $ 140,160    $ 130,369
                                                        ---------    ---------
                                                        ---------    ---------


5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is as follows:
                                                             1996         1995
       Land                                            $   14,822    $   7,310
       Buildings and leasehold improvements               247,806      163,414
       Machinery and equipment                          1,075,349      743,739
       Leased property under capitalized leases             8,519        9,837
                                                       ----------    ---------

                                                        1,346,496      924,300
       Accumulated depreciation and amortization          528,339      443,879
                                                       ----------    ---------

       Total                                           $  818,157    $ 480,421
                                                       ----------    ---------
                                                       ----------    ---------

     Depreciation expense related to property, plant and equipment was $91,186, $65,526 and $54,862 for the years 1996, 1995 and 1994, respectively.


6.   ACCRUED EXPENSES

     Accrued expenses are as follows:

                                                             1996         1995
       Compensation                                      $ 48,447     $ 22,622
       Employee health and welfare benefits                16,593       11,739
       Streamlining charge                                  4,054        9,052
       Deferred revenue                                    16,105       10,618
       Interest                                             8,493        6,099
       Other                                               41,162       29,498
                                                        ---------     --------

       Total                                            $ 134,854     $ 89,628
                                                        ---------     --------
                                                        ---------     --------

7.   LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                            1996          1995
       Senior Subordinated Notes                          $150,000      $150,000
       Borrowings under credit agreements                  672,000       254,200
       Notes payable, average of 9.17%
            due 2004 - 2005                                 40,129        43,234
       Capitalized lease obligations,
            weighted average imputed interest rate of
            9.25% due through 2007                           5,067         3,676
       Other debt, average of 8.45%
            due 1997-2004                                   30,671        35,996
                                                         ---------      --------
       Total                                               897,867       487,106
       Less current maturities                               8,672        37,360
                                                         ---------      --------
       Noncurrent portion                                 $889,195      $449,746
                                                         ---------      --------
                                                         ---------      --------

     At December 29, 1996, the fair value of the Senior Subordinated Notes was approximately $150,750 based on quoted market price. The fair value of the Company's remaining debt approximated its carrying value, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     SENIOR SUBORDINATED NOTES - On May 10, 1993, Senior Subordinated Notes were issued in the aggregate principal amount of $150,000. Interest on the Notes is payable semi-annually at the annual rate of 9.125%. The Notes have no required principal payments prior to maturity on March 15, 2003.

     BORROWINGS UNDER CREDIT AGREEMENTS - On June 6, 1996, an amendment was made to the Company's credit facility to provide for an additional $566,000 of commitments and to extend the maturity date two years to December 31, 2002. All other significant financial provisions of the credit agreement remained substantially unchanged. As of December 29, 1996, the Company's Credit Agreement provides for aggregate total commitments of $975,000, comprised of $125,000 in term loan commitments, $250,000 of revolving loan commitments and $600,000 in acquisition term loan commitments. The Credit Agreement provides for varying semi-annual reductions in commitments, and the borrowings bear interest at rates that fluctuate with the prime rate and the Eurodollar rate which ranged from 6.25% to 8.50% in 1996 and 6.06% to 9.00% in 1995. The Credit Agreement includes a commitment fee of .25% per annum based on the daily average unutilized revolving credit commitment. At December 29, 1996, $86,500 of acquisition term loan commitments and $192,929 of the revolving loan commitments were unutilized. The amount unutilized under the revolving credit commitments has been reduced by outstanding letters of credit of $23,571, not reflected in the accompanying consolidated financial statements, for which the Company was contingently liable under the Credit Agreement. Such letters of credit primarily guarantee various insurance reserves.

     Borrowings under the terms of the Credit Agreement are secured by pledges of various assets of the Company. The Credit Agreement has covenants which, among other things, restrict the incurrence of additional indebtedness by the Company and limit its ability to make payments to affiliated parties. The Credit Agreement also restricts the payment of dividends or other distributions of capital. The Company was in compliance with these covenants as of December 29, 1996.

     Aggregate annual maturities of long-term debt subsequent to December 29, 1996 are as follows:

      Year                                                        Amount
      1997                                                      $    8,672
      1998                                                          85,485
      1999                                                          95,122
      2000                                                         108,733
      2001                                                         124,428
      2002 and thereafter                                          471,305
                                                                 ----------
                                                                   893,745
      Noncurrent portion of capitalized lease obligations            4,122
                                                                ----------
      Total                                                     $  897,867
                                                                ----------
                                                                ----------


8.   LEASES

     CAPITAL LEASES - The Company is a lessee under several noncancellable capital lease agreements for certain fixed assets. The leases extend for periods up to 11 years and contain purchase provisions.

     OPERATING LEASES - The Company leases certain equipment, warehouse facilities and office space under noncancellable operating leases which expire over the next 12 years. Most of these operating leases provide the Company with the option, after the initial lease term, either to purchase the equipment or renew its lease based upon the fair value of the property at the option date.

     Future minimum rental payments required under noncancellable leases at December 29, 1996 were as follows:

      Year                           Capital               Operating
      1997                           $ 1,379               $ 39,832
      1998                             1,376                 39,680
      1999                             1,164                 38,518
      2000                               642                 37,346
      2001                               639                 35,516
      2002 and thereafter              1,485                 71,835
                                     -------               --------
      Total minimum lease payments     6,685               $262,727
      Less imputed interest            1,618               --------
                                     -------               --------
      Capitalized lease obligations    5,067
      Less current maturities            945
                                     -------
      Noncurrent portion             $ 4,122
                                     -------
                                     -------


     Rental expense for operating leases was $36,299, $31,948 and $34,995 for the years 1996, 1995 and 1994, respectively. Assets recorded under capital leases amounted to $5,342 and $4,423, net of accumulated amortization of $3,177 and $5,414, at the end of 1996 and 1995, respectively.

9.   INCOME TAXES

     The provision (benefit) for income taxes is summarized as follows:

                                              1996        1995         1994
     Current:
          Federal                         $ 16,542     $ 6,540     $  2,669
          State                              3,418         810          882
                                          --------     -------     --------
                                            19,960       7,350        3,551
                                          --------     -------     --------
     Deferred:
          Federal                           12,491       (944)       11,176
          State                              1,082         178        1,095
                                          --------     -------     --------
                                            13,573       (766)       12,271
                                          --------     -------     --------
     Total                                $ 33,533     $ 6,584     $ 15,822
                                          --------     -------     --------
                                          --------     -------     --------

     The tax effects of significant items comprising the Company's net deferred tax asset (liability) as of December 29, 1996 and December 31, 1995 are as follows:

                                                        1996           1995
     Deferred tax assets:
          Operating loss carryforwards            $   15,161       $ 27,903
          Tax credit carryforwards                    21,241         19,363
          Postemployment benefits                     22,106         15,577
          Postretirement benefits other
             than pensions                            11,450          8,883
          Pension accrual                              7,668          2,000
          Vacation accrual                             5,390          2,785
          Other differences                           21,585          7,318
                                                  ----------       --------
               Gross deferred tax assets             104,601         83,829
                                                  ----------       --------
     Deferred tax liabilities:
          Differences between book and
               tax bases of property                 138,116         41,732
          Other differences                           18,256         16,151
                                                  ----------       --------
               Gross deferred tax liabilities        156,372         57,883
                                                  ----------       --------
     Deferred tax asset valuation allowance            6,840          6,840
                                                  ----------       --------
     Net deferred tax asset (liability)              (58,611)        19,106
     Less current deferred tax asset                  32,944         28,364
                                                  ----------       --------
     Noncurrent deferred tax liability            $  (91,555)      $ (9,258)
                                                  ----------       --------
                                                  ----------       --------

     The 1996 and 1995 amounts above include a valuation allowance of $6,840 relating to a capital loss carryforward that is not expected to be realized for tax purposes and for the timing limitations of certain state net operating loss carryforwards.

   The following table reconciles the difference between the U.S. federal statutory tax rates and the rates used by the Company in the determination of net income:

                                                       1996      1995      1994
   Income tax provision, at 35%                     $ 28,278   $ 5,761  $ 13,845
   State and local income taxes, net of
     federal income tax benefit                        2,941       642     1,285
   Deferred tax asset valuation allowance                  -    (1,160)        -
   Other, primarily goodwill amortization              2,314     1,341       692
                                                    --------   -------  --------
   Total                                            $ 33,533   $ 6,584  $ 15,822
                                                    --------   -------  --------
                                                    --------   -------  --------


   At December 29, 1996, the Company has net operating loss carryforwards for federal income tax purposes of $37,107 available to reduce future taxable income, expiring primarily between 2004 and 2008. The Company also has tax credits of $2,291 expiring primarily from 1999 to 2002 and alternative minimum tax carryover credits of $18,950 which do not expire and may be applied against regular tax in the future, in the event that the regular tax expense exceeds the alternative minimum tax.


10.  EMPLOYEE BENEFIT PLANS

     PENSION PLANS - The Company has defined benefit pension plans in effect which cover certain employees who meet minimum eligibility requirements and who are not covered by multiemployer plans. The Company contributes annually amounts sufficient to satisfy the government's minimum standards.

     Net periodic pension cost is determined based upon years of service and compensation levels, using the projected unit credit method. Prior year service costs and unrecognized gains and losses are amortized over the estimated future service periods of active employees in the respective plan.

     The components of net periodic pension cost are as follows:

                                                       1996      1995      1994
   Service cost (for benefits earned
     during the year)                              $  4,927  $  2,270  $  2,548
   Interest cost on projected
     benefit obligation                               9,218     5,010     4,517
   Actual return on plan assets                     (12,467)   (7,751)    1,346
   Net amortization and deferral                      2,295     1,800    (7,046)
                                                   --------  --------  --------
   Net periodic pension cost                       $  3,973  $  1,329  $  1,365
                                                   --------  --------  --------
                                                   --------  --------  --------

     Effective January 1, 1997, several of the Company's defined benefit plans were merged into the World Color Press, Inc. Retirement Plan, which was then amended to form the World Color Press Cash Balance Plan (the "Cash Balance Plan"), which provides for a new benefit formula applicable to all participants. Annually, under the Cash Balance Plan, the Company will credit each participant's account with a fixed percentage of the participant's annual compensation.

     The funded status of the Company's pension plans at year-end, which reflects the aforementioned mergers and amendment, is presented below.


                                                            1996                         1995
                                                 ----------------------------  ---------------------------
                                                                      (PLANS IN WHICH)
                                                 ---------------------------------------------------------
                                                     Assets    Accumulated        Assets       Accumulated
                                                     Exceed     Benefits          Exceed        Benefits
                                                   Accumulated   Exceed         Accumulated      Exceed
                                                    Benefits     Assets           Benefits       Assets
     Actuarial present value of plan benefits:
          Vested                                  $   83,262    $ 27,774       $  44,564       $ 16,878
          Nonvested                                    5,723       1,273           2,905          1,086
                                                  ----------    --------       ---------       --------
     Accumulated benefit obligation                   88,985      29,047          47,469         17,964
     Effect of projected future salary increases      12,201       2,822           5,920            167
                                                  ----------    --------       ---------       --------

     Projected benefit obligation                    101,186      31,869          53,389         18,131
     Plan assets at fair value                       109,669      26,260          59,016         14,439
                                                  ----------    --------       ---------       --------
     Plan assets greater than (less than) the
          projected benefit obligation                 8,483      (5,609)          5,627         (3,692)
     Unrecognized net loss (gain)                    (18,520)       (245)         (7,949)         2,591
     Unrecognized net transition
          obligation (asset)                            (982)        347          (1,266)           405
     Unrecognized prior service cost (credit)         (6,508)        694            (116)           288
     Adjustment required to recognize
          minimum liability                                -      (1,477)              -         (3,116)
                                                  ----------    --------       ---------       --------

     Accrued pension liability                    $  (17,527)   $ (6,290)      $  (3,704)      $ (3,524)
                                                  ----------    --------       ---------       --------
                                                  ----------    --------       ---------       --------

     The unrecognized net transition asset or obligation is being amortized over the average expected future service periods of employees. The market value of plan assets was used to calculate the assumed return on plan assets. At the end of 1996 and 1995, an additional minimum pension liability for unfunded accumulated benefit obligations of $1,477, and $3,116, respectively, was recognized. The weighted average discount rate and rate of increase in future compensation levels used in determining actuarial present value of the projected benefit obligation for the Company's plans were 8.0% and 3.5% in 1996 and 7.5% and 3.5% in 1995, respectively. The expected long-term rate of return on plan assets used was 10.0%, 9.0% and 9.0% for 1996, 1995 and 1994, respectively. Plan assets consist principally of common stocks and U.S. government and corporate obligations.

     Certain union employees of the Company participate in multiemployer plans. Amounts charged to benefit expense relating to the multiemployer plans for 1996, 1995 and 1994 totaled $3,185, $3,049 and $2,588, respectively. In addition, the Company has various deferred savings and profit sharing plans for certain employees who meet eligibility requirements. Amounts charged to benefit expense related to these plans for 1996, 1995 and 1994 totaled $1,044, $1,186 and $754, respectively.

     POSTRETIREMENT BENEFIT PLANS - The Company provides postretirement medical benefits to eligible employees. The Company's postretirement health care plans are unfunded. The status of the plans is as follows:

                                                        1996           1995
     Actuarial present value of plan benefits:
       Retirees                                     $ 15,349       $ 11,519
       Fully eligible active plan participants         2,274            875
       Other active plan participants                  8,503          3,807
                                                    --------      ---------
     Total accumulated benefit obligation             26,126         16,201

     Unrecognized net deferrals                        5,172          6,186
                                                    --------      ---------

     Accrued postretirement benefits                $ 31,298       $ 22,387
                                                    --------      ---------
                                                    --------      ---------

     The components of net periodic postretirement benefit cost are as follows:

                                                1996         1995           1994
     Service Cost                           $    839     $    511        $ 1,114
     Interest Cost                             1,596        1,192          1,649
     Amortization of unrecognized
       prior service cost                     (1,289)      (1,289)             -
     Amortization of unrecognized net gain         -         (194)             -
                                            --------     --------        -------
     Net periodic postretirement
       benefit cost                         $  1,146     $    220        $ 2,763
                                            --------     --------        -------
                                            --------     --------        -------

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9% and 7% at the end of 1995 and 1996, respectively, decreasing each successive year to 5% by 1997, after which it remains constant. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 29, 1996 by $1,791 and the annual postretirement benefit expense by approximately $217. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8.0% and 7.5% in 1996 and 1995, respectively.

     In the fourth quarter of 1994, the plan was amended to generally provide lower benefits and greater cost-sharing from covered retirees. The plan amendments became effective January 1, 1995.

     STOCK OPTION PLANS - Upon consummation of the Merger described in Note 1, the Stock Option Committee of the Board of Directors (the "Stock Option Committee") adjusted all of the outstanding options so that each option became exercisable for five times the number of shares of common stock for which it had been exercisable immediately prior to the Merger at an exercise price per share equal to one-fifth of the exercise price per share immediately prior to the Merger (the "Options Adjustments"). Accordingly, the following stock option data has been presented on a post-Merger basis.

     The Company has stock option plans that permit the Stock Option Committee to grant up to an aggregate of 5,250,000 options to purchase shares of the Company's common stock to certain key employees of the Company. Options granted under the plans generally vest ratably over a five-year period. Vested options may generally be exercised up to ten years from the date of grant. Information related to the Company's stock option plans is presented below.

                                         Number of                   Option
                                           Options                    Price

     Outstanding at December 26, 1993    3,417,410          $5.49 to $10.30
       Granted                              31,065                   $10.30
       Exercised                                 -
       Rescinded/Canceled                  (42,475)         $8.97 to $10.30
                                         ---------
     Outstanding at December 25, 1994    3,406,000          $5.49 to $10.30
       Granted                             640,555         $11.20 to $15.00
       Exercised                           (26,575)                   $5.49
       Rescinded/Canceled                 (204,660)         $6.89 to $10.30
                                         ---------
     Outstanding at December 31, 1995    3,815,320          $5.49 to $15.00
       Granted                             354,000                   $22.00
       Exercised                        (1,532,290)         $5.49 to  $6.95
       Rescinded/Canceled                  (74,725)         $8.97 to $15.00
                                         ---------
     Outstanding at December 29, 1996    2,562,305          $5.49 to $22.00
                                         ---------
                                         ---------
                                                               RESERVED FOR
                                       EXERCISABLE            FUTURE GRANTS
     December 29, 1996                   1,655,640                1,155,405
     December 31, 1995                   2,810,910                1,434,680
     December 25, 1994                   2,613,556                  594,000

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which became effective for the Company's current year financial statements. As allowable by SFAS No. 123, the Company has not recorded compensation expense for stock options granted to employees, but rather, has determined the pro forma net income and net income per common and common equivalent share amounts for fiscal years 1996 and 1995, had compensation expense been recorded for options granted during those years under the applicable fair value method described in the statement.

     For options granted during 1996, the fair value at the date of grant was estimated using the Black-Scholes option pricing model. Under the Black-Scholes model, a volatility factor of .312 was used. For options granted during 1995, the fair value was estimated using the minimum value method. Under this method, the expected volatility of the Company's common stock is not estimated, as prior to the Offering there was no market for the Company's common stock in which to monitor stock price volatility.

     The following weighted average assumptions were used in calculating the fair value of the options granted in 1996 and 1995, respectively: risk-free interest rates of 6.80% and 6.41%; an assumed dividend yield of zero; and an expected life of the options of ten years.

     For purposes of the pro forma disclosures, the estimated fair value of the options granted is amortized to compensation expense over the options' vesting period. The Company's pro forma information is as follows:

                                                             1996      1995
     Net income:
       As reported                                       $ 47,261   $ 9,877
       Pro forma                                         $ 46,688   $ 9,746


     Net income per common and common equivalent share:

       As reported                                         $ 1.35    $ 0.29
       Pro forma                                           $ 1.34    $ 0.28


     Weighted average fair value of options
     granted during the year                              $ 12.81    $ 7.01

11.  TRANSACTIONS WITH AFFILIATES

     The Company has incurred expenses of $750, $850 and $850 in 1996, 1995 and 1994, respectively, for management services provided by affiliated companies. In addition, the Company paid $3,735 in advisory fees in 1995 associated with the acquisitions described in Note 2, to affiliated companies.

     At December 26, 1993, the Company had borrowings of $2,159 from PHLP, which was evidenced by a promissory note. The promissory note bore interest at the prime rate with such interest recorded as an addition to the note. Interest expense for 1994 was $125. In the fourth quarter of 1994, the balance owed of $2,809 was repaid and PHLP subsequently contributed this amount to the Company as capital. In the fourth quarter of 1995, PHLP was merged into the Company as described in Note 1.


12.  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company is subject to legal proceedings and other claims arising in the ordinary course of operations. In the opinion of management, ultimate resolution of proceedings currently pending will not have a material effect on the results of operations or financial position of the Company.

13.  STREAMLINING CHARGE

     In the fourth quarter of 1995, the Company finalized and committed to a plan to realign certain business operations, resulting in a charge of $40,900. The major components of this realignment plan were to close a facility and to consolidate certain digital prepress operations and functions. The financial statement effects of this decision were a writedown of assets to net realizable value of $30,700, a provision for severance costs of $8,000 and a provision for certain other related costs of $2,200. The facility referred to above was exited and the consolidation of the operations and functions were substantially complete at the end of 1996. At December 29, 1996, of the amounts provided for as severance and other related costs, approximately $6,100 had been paid in cash and the substantial balance of these liabilities will be paid by the end of 1997.


14.  UNAUDITED QUARTERLY FINANCIAL INFORMATION






                                                                 Net income     Weighted average
                                                                 (loss) per        common and
                                                                   common            common
                                                                 and common        equivalent
                                                   Net income    equivalent          shares
  Quarter ended        Net sales   Gross profit      (loss)        share           outstanding
------------------------------------------------------------------------------------------------
March 31, 1996        $  329,111     $  52,286      $  5,939       $ 0.17           34,827,689
June 30, 1996            342,266        57,942         6,056         0.17           35,084,876
September 29, 1996       487,804        96,406        19,217         0.55           35,059,968
December 29, 1996        482,231        85,648        16,049         0.46           35,015,986
                      ----------     ---------      --------
                      $1,641,412     $ 292,282      $ 47,261         1.35           35,002,923
                      ----------     ---------      --------
                      ----------     ---------      --------
April 2, 1995         $  275,399     $  43,434      $  4,415       $ 0.13           34,440,867
July 2, 1995             305,244        51,540         4,826         0.14           34,440,867
October 1, 1995          367,331        66,891        14,503         0.42           34,440,867
December 31, 1995        347,608        58,932       (13,867)       (0.43)          32,346,096
                      ----------     ---------      --------
                      $1,295,582     $ 220,797      $  9,877         0.29           34,440,867
                      ----------     ---------      --------
                      ----------     ---------      --------

     As described in Note 13, the results of the fourth quarter of 1995 include a streamlining charge of $40,900 ($24,540 net of tax).