Form 10-K405, Exhibit 13
period 1997-12-28
WORLD COLOR PRESS INC /DE/
filed 1998-03-27
CIK 780117

                                  EXHIBIT 13.0
                          PORTIONS OF THE ANNUAL REPORT

                         [Page 18 of the Annual Report]

Selected Financial Data
(Dollars in thousands, except per share data)

The following selected financial data for the five fiscal years ended December 28, 1997 have been derived from the Company's audited consolidated financial statements. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's consolidated financial statements and the notes thereto appearing elsewhere in this report.

                                                        Fiscal Year (1)
                            ------------------------------------------------------------------
                               1997          1996          1995          1994          1993
                            ------------------------------------------------------------------
Operating Data:
  Net sales                 $1,981,225    $1,641,412    $1,295,582    $  971,627    $  825,569
  Cost of sales              1,613,938     1,349,130     1,074,785       817,934       715,895
                            ----------    ----------    ----------    ----------    ----------
  Gross profit                 367,287       292,282       220,797       153,693       109,674
  Selling, general and
    administrative
    expenses                   188,688       153,071       125,539        90,312        69,688
  Streamlining and other
    special charges(2)              --            --        40,900            --        98,000
                            ----------    ----------    ----------    ----------    ----------
  Operating income (loss)      178,599       139,211        54,358        63,381       (58,014)
  Interest expense and
    securitization fees         80,039        58,417        37,897        23,825        25,080
  Income tax provision
    (benefit)                   41,341        33,533         6,584        15,822       (24,700)
  Extraordinary charge              --            --            --            --         7,007
  Cumulative effect of
    changes in accounting
    methods                         --            --            --            --        55,900
                            ----------    ----------    ----------    ----------    ----------
  Net income (loss)         $   57,219    $   47,261    $    9,877    $   23,734    $ (121,301)
                            ==========    ==========    ==========    ==========    ==========

  Net income (loss) per
    common share (3)(4):
       Basic                $     1.65    $     1.40    $     0.31    $     0.74    $    (4.26)
       Diluted                    1.60          1.35          0.29          0.69         (4.26)

Other Operating Data:
  Depreciation and
    amortization            $  131,710    $  104,493    $   74,668    $   62,898    $   66,533
  Capital expenditures          93,145        70,639       120,339        83,875        57,234
  Gross profit margin             18.5%         17.8%         17.0%         15.8%         13.3%
  Adjusted operating
    income margin(5)               9.0           8.5           7.4           6.5           4.8

Balance Sheet Data (at
period end):
  Working capital           $  168,752    $  227,068    $  160,835    $  113,144    $   83,125
  Property, plant and
    equipment, net             857,195       818,157       480,421       363,929       356,060
  Total assets               1,933,571     1,822,432     1,150,728       837,417       818,130
  Long-term debt
    (including current
    maturities)                819,113       897,867       487,106       293,515       323,118
  Stockholders' equity         599,769       414,932       358,766       274,113       247,570

----------
(1) The fiscal years shown each represent the 52 or 53 week period ending on the last Sunday in December. Fiscal year 1995 consisted of 53 weeks. Fiscal years 1993, 1994, 1996 and 1997 each consisted of 52 weeks.

(2) See Note 15 to the Company's consolidated financial statements regarding the 1995 amount. Operating income in 1993 was reduced by $98,000 of special charges. These charges reflect the Company's strategy in 1993 to grant price concessions to certain significant customers to renew and extend long-term contracts in advance of their expiration dates and to streamline its operations in response to the continuing competitive marketplace.

(3) Net loss from continuing operations per common share - basic and diluted was $2.04 for the year ended 1993.

(4) In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," the Company has calculated net income (loss) per common share - basic and diluted based on the weighted average shares and dilutive common equivalent shares outstanding, as applicable, during each period after giving effect to the change in the Company's capital structure pursuant to the Merger and the Options Adjustments (as defined in the Notes to the Company's consolidated financial statements).

(5) Adjusted operating income represents operating income before nonrecurring streamlining and other charges. Adjusted operating income is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Company's consolidated financial statements.

                       [Page 19 - 21 of the Annual Report]

Management's Discussion and Analysis of Financial Condition and Results of Operations
(Dollars in thousands)

General

The Company is a diversified commercial printer serving customers in the magazine, catalog, commercial, book, direct mail and directory markets. The Company's revenues are derived primarily from the sale of services and materials to its customer base, including digital and prepress services, press and binding services and distribution and logistics services.

There continues to be significant pricing pressure on all printers, including the Company. The Company's net sales include sales to certain customers of paper purchased by the Company. The price of paper, the primary raw material used by the Company, is volatile over time and may cause significant swings in net sales and cost of sales. The Company generally is able to pass on increases in the cost of paper to its customers, while declines in paper costs result in lower prices to its customers. In 1995, the availability of most grades of paper tightened and paper prices increased significantly. During 1996, paper prices decreased significantly and availability returned to more normalized levels. Since the beginning of 1997, the paper market firmed in pricing and availability for certain grades. During the first quarter of 1998, the price for most grades of paper increased modestly. Although the Company anticipates that the price of certain grades of paper may continue to increase during the balance of 1998, the Company believes it has adequate allocations with its paper suppliers to meet its customers' needs. The Company's contracts with its customers generally provide for price adjustments to reflect price changes for other materials, wages and outside services.

Acquisitions

In the first quarter of 1998, the Company purchased three businesses operating in the commercial, direct mail and book markets for an aggregate purchase price of approximately $160,000. These acquisitions will be accounted for as purchases and are not expected to have a material effect, either individually or in the aggregate, on the Company's results of operations.

In January 1997, the Company purchased Rand McNally Book Services Group ("Book Services"), an operating unit of Rand McNally, for approximately $155,000. Book Services is the third largest producer of hardcover books in the United States and provides manufacturing and other value-added services to book club, trade, professional, educational, reference and mail-order publishers. In addition, the Company acquired another business in 1997 whose contribution was not significant to the Company's results of operations for the periods presented, nor is it expected to have a material effect on the Company's results on a continuing basis. These acquisitions were accounted for as purchases and will hereinafter be referred to as the "1997 Acquisitions."

In June 1996, the Company acquired from Ringier A.G. all of the issued and outstanding capital stock of Krueger Acquisition Corporation, including all of the issued and outstanding capital stock of Ringier Holdings, Inc., Ringier America, Inc., Krueger Ringier, Inc., Ringier Print U.S., Inc. and W.A. Krueger Co. Olathe (collectively, "Ringier America"), for approximately $128,000. In addition, the Company assumed approximately $287,000 of Ringier America's indebtedness, of which approximately $281,000 was liquidated upon consummation of the acquisition. This acquisition was accounted for as a purchase. Ringier America was a leading diversified commercial printer whose business included the printing of catalogs, magazines and mass-market, racksize books. In addition, the Company acquired certain other businesses in 1996 whose contributions were not significant to the Company's results of operations for the periods presented, nor are they expected to have a material effect on the Company's results on a continuing basis. Collectively, Ringier America and these other acquired companies will hereinafter be referred to as the "1996 Acquisitions."

Results of Operations

Year Ended December 28, 1997 Compared to Year Ended December 29, 1996

Net sales increased $339,813 or 20.7% to $1,981,225 in 1997 from $1,641,412 in
1996. The increase was attributable to the inclusion of both a full year of results from the 1996 Acquisitions and results from the 1997 Acquisitions, as well as improved sales in the Company's base business.

Gross profit increased $75,005 or 25.7% to $367,287 in 1997 from $292,282 in 1996, due primarily to the inclusion of the 1996 and 1997 Acquisitions. Gross profit margin improved to 18.5% in 1997 from 17.8% in 1996. This improvement is a result of the 1996 and 1997 Acquisitions, including the benefits of certain cost reduction initiatives and other synergies resulting from the combination of the businesses.

Selling, general and administrative expenses increased $35,617 or 23.3% to $188,688 in 1997 from $153,071 in 1996. The increase is attributable to the 1996 and 1997 Acquisitions, including the related additional amortization expense for goodwill, offset by benefits derived from cost saving initiatives. In addition, in 1997 the Company incurred a higher than usual provision for bad debts related to a customer that entered into bankruptcy.

Interest expense and securitization fees increased $21,622 or 37.0% to $80,039 in 1997 from $58,417 in 1996. The increase is attributable to higher average borrowings incurred to fund acquisitions, capital expenditures and working capital requirements. The 1997 amount includes $5,133 of fees resulting from the Asset Securitization, as defined below.

The effective tax rate, primarily composed of the combined federal and state statutory rates, was approximately 42.0% for 1997 and 41.5% for 1996. This slight increase was due to additional nondeductible amortization expense for goodwill resulting from acquisitions.

Year Ended December 29, 1996 Compared to Year Ended December 31, 1995

Net sales increased $345,830 or 26.7% to $1,641,412 in 1996 from $1,295,582 in
1995. The increase was due to the 1996 Acquisitions, partially offset by lower paper prices. In 1996, net sales also benefited slightly by continued business growth from new and existing customers.

Gross profit increased $71,485 or 32.4% to $292,282 in 1996 from $220,797 in 1995. The increase is attributable to the inclusion of the 1996 Acquisitions, as well as increased volume and improved operating efficiencies. Gross profit margin improved to 17.8% in 1996 from 17.0% in 1995 as a result of the 1996 Acquisitions, including certain cost savings and other operating synergies that have resulted from the combination of the businesses, along with the effect of lower paper prices.

Selling, general and administrative expenses increased $27,532 or 21.9% to $153,071 in 1996 from $125,539 in 1995. The increase is partially attributable to the 1996 Acquisitions, including the related additional amortization expense for goodwill, as well as increased selling expenses related to higher volume.

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

Interest expense increased $20,520 or 54.1% to $58,417 in 1996 from $37,897 in 1995. The increase is attributable to higher average borrowings incurred to fund the 1996 Acquisitions and capital expenditures, partially offset by a slight benefit from a lower average cost of funds.

The effective income tax rate was approximately 41.5% for 1996 and 40.0% for 1995, and was primarily composed of the combined federal and state statutory rates.

Liquidity and Capital Resources

On June 30, 1997, the Company entered into an agreement to sell, on a revolving basis for a period of up to five years, certain of its accounts receivable to a wholly-owned subsidiary, which entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to a maximum of $204,000 (the "Asset Securitization"). At December 28, 1997, $200,000 of accounts receivable had been sold and reflected as a reduction of accounts receivable. The net proceeds were primarily used to repay certain indebtedness incurred under the Credit Agreement (as defined below). Fees associated with the Asset Securitization vary based on commercial paper rates plus a margin , providing a lower effective rate than that available from the Company's traditional funding sources.

On October 8, 1997, the Company issued 4,600,000 shares of its common stock, receiving net proceeds of approximately $127,600 (the "Stock Offering"). Concurrent with the Stock Offering, the Company issued $151,800 aggregate principal amount of Convertible Senior Subordinated Notes (the "Convertible Notes"), receiving net proceeds of approximately $147,900. Interest on the Convertible Notes is payable semi-annually at the annual rate of 6.0%. The Convertible Notes have no required principal payments prior to maturity on October 1, 2007. The Convertible Notes in the aggregate are convertible into 3,660,477 shares of the Company's common stock at $41.47 per share, subject to adjustment upon the occurrence of certain events. The net proceeds from the Stock Offering and Convertible Notes offering were used to repay certain indebtedness incurred under the Credit Agreement.

Net income plus depreciation and amortization and deferred income taxes was $203,201 in 1997 compared to $165,327 in 1996, an increase of $37,874 or 22.9%.
Cash flow from operations was primarily used to fund working capital requirements, capital expenditures, and acquisitions.

Working capital was $168,752 at December 28, 1997 and $227,068 at December 29, 1996. The decrease of $58,316 or 25.7% was primarily due to the effect of the Asset Securitization, offset by the 1997 Acquisitions and an increase in work-in-process inventories.

Capital expenditures totaled $93,145 and $70,639 in 1997 and 1996, respectively. These capital expenditures reflect the purchase of additional press and bindery equipment which increased the Company's capacity and are part of the Company's ongoing program to maintain modern, efficient plants and continually increase productivity. The Company expects capital expenditures in 1998 to approximate 4% to 5% of net sales. Additional expenditures in 1998 are possible in line with growth in earnings and cash flows, or expansion opportunities in certain markets.

The Company's capital expenditures and acquisitions have been funded through operations and borrowings under the Company's Second Amended and Restated Credit Agreement dated as of June 6, 1996, (as amended, the "Credit Agreement"). At the beginning of the year, aggregate total commitments under the Credit Agreement were $975,000. During 1997, concurrent with the liquidation of certain indebtedness, the Company amended the Credit Agreement to provide aggregate total commitments of $920,000, comprised of $95,000 in term loan commitments, $250,000 of revolving loan commitments and $575,000 in acquisition term loan commitments. The Credit Agreement provides for varying semi-annual reductions in commitments, and the borrowings bear interest at rates that fluctuate with the prime rate and the Eurodollar rate. As of December 28, 1997, the weighted average borrowing rate was 6.6%, and $272,000 of acquisition term loan commitments and $181,929 of revolving loan commitments were unutilized.

At December 28, 1997, the Company has net operating loss carryforwards for federal income tax purposes of $14,875 available to reduce future taxable income, expiring primarily in 2000. The Company also has federal tax credits of $2,495 expiring primarily from 1999 to 2002 and state tax credits of $2,575 expiring from 2001 to 2012. In addition, the Company has alternative minimum tax carryover credits of $34,532 which do not expire and may be applied against regular tax in the future, in the event regular tax expense exceeds the alternative minimum tax.

Concentrations of credit risk with respect to accounts receivable are limited due to the Company's diverse operations and large customer base. As of December 28, 1997, the Company had no significant concentrations of credit risk.

In order to reduce the exposure on its variable rate indebtedness, the Company has entered into interest rate cap agreements with a notional value of $500,000, expiring in the third quarter of 1998. The impact of these agreements on the consolidated financial statements was not material for the periods presented. While the Company is exposed to credit loss in the event of nonperformance by the counterparties of these agreements, management believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. The Company does not hold or issue any derivative financial instruments for trading purposes.

The Company believes that its liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements and interest and principal payments for the foreseeable future.

The Company has evaluated the potential impact of the situation commonly referred to as the "Year 2000 Issue." The Year 2000 Issue, which affects most corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information relating to the year 2000 and beyond. During the past several years, the Company has taken actions to prepare its systems for the year 2000. As a result, the majority of the Company's financial systems, as well as certain other significant information systems, are currently year 2000 compliant. While the Company will continue to evaluate its systems, it has determined, based upon the available information, that additional costs associated with the Year 2000 Issue will not have a material adverse effect upon its operating results or financial condition.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for the fiscal year ended 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. The Company does not expect the adoption of SFAS No. 130 to have a material effect on its consolidated financial statements. SFAS No. 131 establishes standards for reporting information on operating segments in the financial statements. The Company is currently evaluating the impact SFAS No. 131 may have on additional disclosure, if any, to its consolidated financial statements.

In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes the disclosure for pensions and other postretirement benefits. The Company will adopt this statement for the fiscal year ended 1998. The Company is currently evaluating the impact SFAS No. 132 may have on additional disclosure, if any, to its consolidated financial statements.

Seasonality

The operations of the business are seasonal with approximately two-thirds of historical operating profits recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school and holiday catalog promotions.

                         [Page 22 of the Annual Report]


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of World Color Press, Inc.:

We have audited the accompanying consolidated balance sheets of World Color Press, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of World Color Press, Inc. and subsidiaries at December 28, 1997 and December 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1997 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

New York, New York
February 4, 1998

                         [Page 23 of the Annual Report]


WORLD COLOR PRESS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 28, 1997 AND DECEMBER 29, 1996
(Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

                                                                     1997          1996
ASSETS

Current assets:
  Cash and cash equivalents                                       $    37,676    $    33,182
  Accounts receivable - net of allowances for doubtful
   accounts of $9,287 and $8,476, respectively                        166,747        311,478
  Inventories                                                         204,889        140,160
  Deferred income taxes                                                31,297         32,944
  Other                                                                33,625         24,843
                                                                  -----------    -----------

        Total current assets                                          474,234        542,607

  Property, plant and equipment - net                                 857,195        818,157
  Goodwill - net                                                      535,416        423,880
  Other                                                                66,726         37,788
                                                                  -----------    -----------

TOTAL ASSETS                                                      $ 1,933,571    $ 1,822,432
                                                                  ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                $   163,710    $   172,013
  Accrued expenses                                                    132,802        134,854
  Current maturities of long-term debt                                  8,970          8,672
                                                                  -----------    -----------

        Total current liabilities                                     305,482        315,539

  Long-term debt                                                      810,143        889,195
  Deferred income taxes                                               100,045         91,555
  Other long-term liabilities                                         118,132        111,211
                                                                  -----------    -----------

        Total liabilities                                           1,333,802      1,407,500
                                                                  -----------    -----------

Stockholders' equity:
  Common stock, $.01 par value - authorized, 100,000,000 shares in 1997 and 1996; shares outstanding,
   38,353,853 in 1997 and 33,744,531 in 1996                              384            337
  Additional paid-in capital                                          711,292        583,721
  Accumulated deficit                                                (111,907)      (169,126)
                                                                  -----------    -----------

        Total stockholders' equity                                    599,769        414,932
                                                                  -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $ 1,933,571    $ 1,822,432
                                                                  ===========    ===========

See notes to consolidated financial statements.

                         [Page 24 of the Annual Report]


WORLD COLOR PRESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996 AND DECEMBER 31, 1995 (In thousands, except per share data)
--------------------------------------------------------------------------------

                                              1997         1996         1995

NET SALES                                  $1,981,225   $1,641,412   $1,295,582
COST OF SALES                               1,613,938    1,349,130    1,074,785
                                           ----------   ----------   ----------
        Gross profit                          367,287      292,282      220,797
                                           ----------   ----------   ----------

OTHER OPERATING EXPENSES:
  Selling, general and administrative         188,688      153,071      125,539
  Streamlining charge                              --           --       40,900
                                           ----------   ----------   ----------

        Total other operating expenses        188,688      153,071      166,439
                                           ----------   ----------   ----------

OPERATING INCOME                              178,599      139,211       54,358

INTEREST EXPENSE AND SECURITIZATION FEES       80,039       58,417       37,897
                                           ----------   ----------   ----------

INCOME BEFORE INCOME TAXES                     98,560       80,794       16,461

INCOME TAX PROVISION                           41,341       33,533        6,584
                                           ----------   ----------   ----------

NET INCOME                                 $   57,219   $   47,261   $    9,877
                                           ==========   ==========   ==========

Net income per common share - basic        $     1.65   $     1.40   $     0.31

Net income per common share - diluted      $     1.60   $     1.35   $     0.29

See notes to consolidated financial statements.

                         [Page 25 of the Annual Report]


WORLD COLOR PRESS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 28, 1997,  DECEMBER 29, 1996 AND DECEMBER 31, 1995
(In thousands)
--------------------------------------------------------------------------------

                                                    Additional
                                       Common         Paid-in      Accumulated
                                        Stock         Capital        Deficit

BALANCE, DECEMBER 25, 1994            $     257      $ 500,120      $(226,264)

  Net income                                 --             --          9,877

  Common stock issued                        65         74,711             --
                                      ---------      ---------      ---------

BALANCE, DECEMBER 31, 1995                  322        574,831       (216,387)

  Net income                                 --             --         47,261

  Common stock issued                        15          8,890             --
                                      ---------      ---------      ---------

BALANCE, DECEMBER 29, 1996                  337        583,721       (169,126)

  Net income                                 --             --         57,219

  Common stock issued                        47        127,571             --
                                      ---------      ---------      ---------

BALANCE, DECEMBER 28, 1997            $     384      $ 711,292      $(111,907)
                                      =========      =========      =========

See notes to consolidated financial statements.

                         [Page 26 of the Annual Report]


WORLD COLOR PRESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996 AND DECEMBER 31, 1995 (In thousands)
--------------------------------------------------------------------------------

                                                                 1997         1996         1995
OPERATING ACTIVITIES:
  Net income                                                  $  57,219    $  47,261    $   9,877
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                                131,710      104,493       74,668
   Streamlining charge                                               --           --       40,900
   Deferred income tax provision (benefit)                       14,272       13,573         (766)
   Changes in operating assets and liabilities:
     Proceeds from sale of accounts receivable                  200,000           --           --
     Other changes in accounts receivable - net                 (13,812)     (30,062)     (31,097)
     Inventories                                                (53,936)      29,495      (51,083)
     Accounts payable and accrued expenses                      (43,577)      35,178       (7,650)
     Other assets and liabilities - net                         (52,571)     (53,355)     (28,105)
                                                              ---------    ---------    ---------
        Net cash provided by operating activities               239,305      146,583        6,744
                                                              ---------    ---------    ---------

INVESTING ACTIVITIES:
  Additions to property, plant and equipment                    (93,145)     (70,639)    (120,339)
  Proceeds from sale of property, plant and
   equipment                                                      2,006        1,345        7,959
  Acquisitions of businesses,net of cash acquired              (172,539)    (167,283)    (108,738)
                                                              ---------    ---------    ---------
        Net cash used in investing activities                  (263,678)    (236,577)    (221,118)
                                                              ---------    ---------    ---------

FINANCING ACTIVITIES:
  Proceeds from borrowings                                      285,775      562,120      214,037
  Payments on long-term debt                                   (384,526)    (456,751)     (90,365)
  Proceeds from issuance of common stock                        127,618        8,905       74,776
                                                              ---------    ---------    ---------
        Net cash provided by financing activities                28,867      114,274      198,448
                                                              ---------    ---------    ---------

INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                     4,494       24,280      (15,926)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     33,182        8,902       24,828
                                                              ---------    ---------    ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                        $  37,676    $  33,182    $   8,902
                                                              =========    =========    =========

See notes to consolidated financial statements.

                      [Pages 27 - 36 of the Annual Report]

WORLD COLOR PRESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996 AND DECEMBER 31, 1995
(Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

1.    ORGANIZATION

      World Color Press, Inc. and subsidiaries (the "Company") specializes in the production and distribution of data for customers in the magazine, catalog, commercial, book, direct mail and directory markets.

      Prior to November 20, 1995, the Company was wholly-owned by Printing Holdings, L.P. ("PHLP"), a nonoperating affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), whose holdings consisted solely of the Company. On November 20, 1995, PHLP was merged with and into the Company, with the Company as the survivor (the "Merger"). In connection with the Merger, PHLP partnership units (aggregating approximately 65,500,000 units) were converted into approximately 32,200,000 shares of the Company's common stock, principally at a ratio of one PHLP partnership unit to 0.50 shares of common stock. Accordingly, the common stock and additional paid-in capital amounts presented on the consolidated statements of stockholders' equity have been restated to reflect the change in the Company's capital structure pursuant to the Merger. Also pursuant to the Merger, the shares of the Company's common stock owned by PHLP immediately prior to the Merger were canceled. On November 20, 1995, the Company also amended and restated its Certificate of Incorporation increasing the authorized number of shares of common stock to 100,000,000 shares and newly authorizing 50,000,000 shares of preferred stock, par value $0.01 per share. At December 28, 1997 and December 29, 1996, there were no shares of preferred stock issued or outstanding.

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

      On October 8, 1997, the Company issued 4,600,000 common shares through a public offering, resulting in net proceeds of approximately $127,600. These proceeds were utilized to repay certain indebtedness under the Credit Agreement (as defined in Note 2).

2.    BUSINESS ACQUISITIONS

      In 1997, the Company acquired two businesses operating in the book, magazine and catalog markets. These companies were acquired for the aggregate purchase price of approximately $173,000, primarily funded using proceeds from the Company's credit facility. The Company liquidated approximately $20,000 of the acquired companies' indebtedness. These acquisitions were accounted for as purchases and the consolidated financial statements include the results of their operations from the respective acquisition dates. The excess of purchase cost over estimated fair value of net assets acquired was approximately $126,000 and is being amortized using the straight-line method over 35 years.

      In June 1996, the Company acquired from Ringier A.G. all of the issued and outstanding capital stock of Krueger Acquisition Corporation, including all of the issued and outstanding capital stock of Ringier Holdings, Inc., Ringier America, Inc., Krueger Ringier, Inc., Ringier Print U.S., Inc. and W.A. Krueger Co. Olathe (collectively, "Ringier America"), for approximately $128,000 (the "Acquisition"). In addition, the Company assumed approximately $287,000 of Ringier America's indebtedness, of which approximately $281,000 was liquidated upon consummation of the Acquisition. Ringier America was a leading diversified commercial printer whose business included the printing of catalogs, magazines and mass-market, racksize books. The Acquisition and liquidation of certain indebtedness were funded using proceeds from acquisition term loans under the Second Amended and Restated Credit Agreement dated as of June 6, 1996, as amended (the "Credit Agreement"), among the Company and the lenders and agents party thereto. The Acquisition was accounted for as a purchase and the consolidated financial statements include the results of Ringier America's operations from the acquisition date. The excess of purchase cost over estimated fair value of net assets acquired was approximately $160,000, and is being amortized using the straight-line method over 35 years.

      In March 1995, the Company acquired three companies that operate in the commercial, digital and direct mail market sectors (the "1995 Acquisitions") for an aggregate purchase price of approximately $108,000. In addition, the Company liquidated approximately $44,500 of the acquired companies' indebtedness. The 1995 Acquisitions and liquidation of indebtedness were funded using proceeds from the Company's credit facility. The 1995 Acquisitions were accounted for as purchases and the consolidated financial statements include the results of their operations from the respective acquisition dates. The excess of purchase cost over estimated fair value of net assets acquired was approximately $81,700, which is being amortized using the straight-line method over 35 years.

      During 1996 and 1995, the Company acquired certain other businesses whose contributions were not significant to the Company's results of operations for the periods presented, nor are they expected to have a material effect on the Company's results on a continuing basis.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation - The consolidated financial statements include the accounts of World Color Press, Inc. and its subsidiaries. Intercompany transactions have been eliminated.

      Cash and Cash Equivalents - Cash equivalents consist of highly liquid instruments with original maturities of three months or less.

      Accounting Period - The Company's fiscal year is the 52 or 53-week period ending on the last Sunday in December. Fiscal years 1997 and 1996 each included 52 weeks. Fiscal year 1995 included 53 weeks.

      Consolidated Statements of Cash Flows - During 1997, 1996 and 1995, the Company borrowed and repaid $563,200, $407,200 and $318,700, respectively, pursuant to the terms of credit agreements. See also Note 7. Such amounts have not been reflected in the consolidated statements of cash flows because of the short-term nature of the borrowings.

      Cash paid for interest by the Company during the years 1997, 1996 and 1995 was $75,738, $54,037 and $37,193, respectively, net of capitalized interest of $941, $252 and $1,810, respectively. Cash paid for taxes during the years 1997, 1996 and 1995 was $28,266, $18,068 and $8,305, respectively.

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

      Goodwill - Goodwill is amortized using the straight-line method primarily over 35 years. Amortization of goodwill for the years 1997, 1996 and 1995 was $16,424, $10,757 and $7,275, respectively, and is included in selling, general and administrative expenses. Accumulated amortization of goodwill was $51,228 and $34,804 as of year-end 1997 and 1996, respectively.

      Net Income per Common Share - In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which establishes new standards for computing and presenting net income per common share. The Company adopted SFAS No. 128 in the fourth quarter 1997, and has calculated "net income per common share - basic" based on the weighted average common shares outstanding during each period and "net income per common share - diluted" based on the weighted average common and dilutive common equivalent shares outstanding during each period. Weighted average shares were adjusted to give effect to the change in the Company's capital structure pursuant to the Merger and the Options Adjustments, as described in Notes 1 and 11.

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

      Accounting for the Impairment of Long-Lived Assets - In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed. The Company adopted SFAS No. 121 for the year ended December 29, 1996. Accordingly, the Company evaluates long-lived assets, including goodwill, periodically to determine if there has been an impairment of value by reviewing current and estimated undiscounted cash flows. The carrying amounts of such long-lived assets will be adjusted if and when it has been determined that a permanent impairment has occurred. There were no adjustments to the carrying value of these assets for 1997 or 1996.

      Accounting for Stock-Based Compensation - In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages companies to account for stock compensation awards based on their fair value at the date they are granted. The resulting compensation cost would be shown as an expense on the income statement. Companies choosing not to apply the new accounting method are permitted to continue following current accounting requirements, however, they are required to disclose in the notes to the financial statements the effect on net income and earnings per share had the new accounting method been applied. The Company has adopted only the disclosure provisions of SFAS No. 123. Accordingly, the Company has disclosed in Note 11 the pro forma effect on net income and net income per common share - basic and diluted.

      Recent Accounting Pronouncements - In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for the fiscal year ended 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. The Company does not expect the adoption of SFAS No. 130 to have a material effect on its consolidated financial statements. SFAS No. 131 establishes standards for reporting information on operating segments in the financial statements. The Company is currently evaluating the impact SFAS No. 131 may have on additional disclosure, if any, to its consolidated financial statements.

      In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes the disclosure for pensions and other postretirement benefits. The Company will adopt this statement for the fiscal year ended 1998. The Company is currently evaluating the impact SFAS No. 132 may have on additional disclosure, if any, to its consolidated financial statements.

4.    INVENTORIES

      Inventories are summarized as follows:

                                                          1997         1996
        Work-in-process                                 $111,326    $ 73,747
        Raw materials                                     93,563      66,413
                                                        --------    --------

        Total                                           $204,889    $140,160
                                                        ========    ========

5.    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment is as follows:

                                                          1997           1996

      Land                                             $   16,252     $   14,822
      Buildings and leasehold improvements                292,092        247,806
      Machinery and equipment                           1,180,297      1,075,349
      Leased property under capitalized leases              6,692          8,519
                                                       ----------     ----------
                                                        1,495,333      1,346,496
      Accumulated depreciation and amortization           638,138        528,339
                                                       ----------     ----------

      Total                                            $  857,195     $  818,157
                                                       ==========     ==========

      Depreciation expense related to property, plant and equipment was $114,819, $91,186 and $65,526 for the years 1997, 1996 and 1995, respectively.

6.    ACCRUED EXPENSES

      Accrued expenses are as follows:

                                                           1997           1996

      Compensation                                       $ 50,239       $ 48,447
      Employee health and welfare benefits                  9,696         16,593
      Deferred revenue                                     10,956         16,105
      Interest                                             10,368          8,493
      Other                                                51,543         45,216
                                                         --------       --------

      Total                                              $132,802       $134,854
                                                         ========       ========

7.    LONG-TERM DEBT

      Long-term debt is summarized as follows:

                                                               1997       1996

      Senior Subordinated Notes                              $150,000   $150,000
      Convertible Senior Subordinated Notes                   151,800         --
      Borrowings under credit agreements                      450,500    672,000
      Notes payable, average of 9.17% due 2004 - 2005          36,729     40,129
      Capitalized lease obligations, weighted average
       imputed interest rate of 9.27% due through 2003          3,540      5,067
      Other debt, average of 8.46% due 1998 - 2004             26,544     30,671
                                                             --------   --------
      Total                                                   819,113    897,867
      Less current maturities                                   8,970      8,672
                                                             --------   --------

      Noncurrent portion                                     $810,143   $889,195
                                                             ========   ========

      At December 28, 1997, the fair value of the Senior Subordinated Notes and Convertible Senior Subordinated Notes was approximately $156,188 and $146,108, respectively, based on quoted market prices. The fair value of the Company's remaining debt approximated its carrying value, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements.

      Senior Subordinated Notes - On May 10, 1993, Senior Subordinated Notes (the "Notes") were issued in the aggregate principal amount of $150,000. Interest on the Notes is payable semi-annually at the annual rate of 9.125%. The Notes have no required principal payments prior to maturity on March 15, 2003.

      Convertible Senior Subordinated Notes - On October 8, 1997, the Company issued $151,800 aggregate principal amount of Convertible Senior Subordinated Notes (the "Convertible Notes"), receiving net proceeds of approximately $147,900. Interest on the Convertible Notes is payable semi-annually at the annual rate of 6.00%. The Convertible Notes have no required principal payments prior to maturity on October 1, 2007. The Convertible Notes in the aggregate are convertible into 3,660,477 shares of the Company's common stock at $41.47 per share, subject to adjustment upon the occurrence of certain events. The Convertible Notes are redeemable at the option of the holder at any time and at the option of the Company, at specified prices, subsequent to October 4, 2000. The net proceeds from the Convertible Notes offering were utilized to repay certain indebtedness incurred under the Credit Agreement.

      Borrowings Under Credit Agreements - On June 6, 1996, an amendment was made to the Company's credit facility to provide for an additional $566,000 of commitments and to extend the maturity date two years to December 31, 2002. In June and October 1997, concurrent with the liquidation of indebtedness utilizing proceeds from the Asset Securitization (as defined in Note 8), equity offering and Convertible Notes offering, the Credit Agreement was amended to provide and subsequently maintain the aggregate total commitments of $920,000, comprised of $95,000 in term loan commitments, $250,000 of revolving loan commitments and $575,000 in acquisition term loan commitments. All other significant financial provisions of the Credit Agreement remained substantially unchanged. The Credit Agreement requires varying semi-annual reductions in commitments, and the borrowings bear interest at rates that fluctuate with the prime rate and the Eurodollar rate which ranged from 6.25% to 8.63% in 1997 and 6.25% to 8.50% in 1996. The Credit Agreement includes a commitment fee of .25% per annum based on the daily average unutilized revolving credit commitment. At December 28, 1997, $272,000 of acquisition term loan commitments and $181,929 of the revolving loan commitments were unutilized. The amount unutilized under the revolving loan commitments has been reduced by outstanding letters of credit of $15,571, not reflected in the accompanying consolidated financial statements, for which the Company was contingently liable under the Credit Agreement. Such letters of credit primarily guarantee various insurance reserves.

      Borrowings under the terms of the Credit Agreement are secured by pledges of various assets of the Company. The Credit Agreement has covenants which, among other things, restrict the incurrence of additional indebtedness by the Company and limit its ability to make payments to affiliated parties. The Credit Agreement also restricts the payment of dividends or other distributions of capital. The Company was in compliance with these covenants as of December 28, 1997.

      Aggregate annual maturities of long-term debt subsequent to December 28, 1997 are as follows:

      Year                                                               Amount
      1998                                                              $  8,970
      1999                                                                25,209
      2000                                                                75,733
      2001                                                                96,427
      2002                                                               289,718
      2003 and thereafter                                                320,512
                                                                        --------
                                                                         816,569
      Noncurrent portion of capitalized lease obligations                  2,544
                                                                        --------
      Total                                                             $819,113
                                                                        ========

8.    ASSET SECURITIZATION

      In conjunction with the amended Credit Agreement described in Note 7, on June 30, 1997, the Company entered into an agreement to sell, on a revolving basis for a period of up to five years, certain of its accounts receivable to a wholly-owned subsidiary, which entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to a maximum of $204,000 (the "Asset Securitization"). At December 28, 1997, $200,000 of accounts receivable had been sold and reflected as a reduction of accounts receivable. Fees arising from the securitization transaction of $5,133 are included in interest expense and securitization fees in the consolidated statement of operations for the year ended December 28, 1997. These fees vary based on commercial paper rates plus a margin, providing a lower effective rate than that available under the Company's Credit Agreement. The Company maintains an allowance for doubtful accounts based on the expected collectibility of all accounts receivable, including receivables sold.

9.    LEASES

      Capital Leases - The Company is a lessee under several noncancellable capital lease agreements for certain fixed assets. The leases extend for periods up to 6 years and contain purchase provisions.

      Operating Leases - The Company leases certain equipment, warehouse facilities and office space under noncancellable operating leases which expire over the next 11 years. Most of these operating leases provide the Company with the option, after the initial lease term, either to purchase the equipment or renew its lease based upon the fair value of the property at the option date.

      Future minimum rental payments required under noncancellable leases at December 28, 1997 were as follows:

      Year                                              Capital        Operating

      1998                                             $  1,465         $ 47,795
      1999                                                1,181           45,808
      2000                                                  556           42,076
      2001                                                  556           38,212
      2002                                                  556           22,153
      2003 and thereafter                                   231           52,585
                                                       --------         --------
      Total minimum lease payments                        4,545         $248,629
                                                                        ========
      Less imputed interest                               1,005
                                                       --------
      Capitalized lease obligations                       3,540
      Less current maturities                               996
                                                       --------
      Noncurrent portion                               $  2,544
                                                       ========

      Rental expense for operating leases was $44,703, $36,299 and $31,948 for the years 1997, 1996 and 1995, respectively. Assets recorded under capital leases amounted to $4,828 and $5,342, net of accumulated amortization of $1,864 and $3,177 at the end of 1997 and 1996, respectively.

10.   INCOME TAXES

      The provision (benefit) for income taxes is summarized as follows:

                                     1997              1996              1995
      Current:
          Federal                  $ 21,178          $ 16,542          $  6,540
          State                       5,891             3,418               810
                                   --------          --------          --------
                                     27,069            19,960             7,350
                                   --------          --------          --------
      Deferred:
          Federal                    14,525            12,491              (944)
          State                        (253)            1,082               178
                                   --------          --------          --------
                                     14,272            13,573              (766)
                                   --------          --------          --------
      Total                        $ 41,341          $ 33,533          $  6,584
                                   ========          ========          ========

      The tax effects of significant items comprising the Company's net deferred tax liability as of December 28, 1997 and December 29, 1996 are as follows:

                                                           1997          1996
      Deferred tax assets:
         Operating loss carryforwards                   $   8,219     $  15,161
         Tax credit carryforwards                          39,602        21,241
         Postemployment benefits                           20,906        22,106
         Postretirement benefits other than pensions       10,867        11,450
         Pension accrual                                    7,232         7,668
         Vacation accrual                                   7,172         5,390
         Other differences                                 10,119        21,585
                                                        ---------     ---------

             Gross deferred tax assets                    104,117       104,601
                                                        ---------     ---------

      Deferred tax liabilities:
        Differences between book and tax
             basis of property                           (138,066)     (138,116)
        Other differences                                 (27,959)      (18,256)
                                                        ---------     ---------

             Gross deferred tax liabilities              (166,025)     (156,372)
                                                        ---------     ---------

      Deferred tax asset valuation allowance               (6,840)       (6,840)
                                                        ---------     ---------

      Net deferred tax liability                          (68,748)      (58,611)
      Less current deferred tax asset                      31,297        32,944
                                                        ---------     ---------
      Noncurrent deferred tax liability                 $(100,045)    $ (91,555)
                                                        =========     =========

      The 1997 and 1996 amounts above include a valuation allowance of $6,840 relating to a capital loss carryforward that is not expected to be realized for tax purposes and for the limitations of certain state net operating loss carryforwards.

      The following table reconciles the difference between the U.S. federal statutory tax rates and the rates used by the Company in the determination of net income:

                                                    1997       1996       1995

      Income tax provision, at 35%                $34,496    $28,278    $ 5,761
      State and local income taxes, net of
         federal income tax benefit                 3,665      2,941        642
      Deferred tax asset valuation allowance           --         --     (1,160)
      Other, primarily goodwill amortization        3,180      2,314      1,341
                                                  -------    -------    -------
      Total                                       $41,341    $33,533    $ 6,584
                                                  =======    =======    =======

      At December 28, 1997, the Company has net operating loss carryforwards for federal income tax purposes of $14,875 available to reduce future taxable income, expiring primarily in 2000. The Company also has federal tax credits of $2,495 expiring primarily from 1999 to 2002 and state tax credits of $2,575 expiring from 2001 to 2012. In addition, the Company has alternative minimum tax carryover credits of $34,532 which do not expire and may be applied against regular tax in the future, in the event that the regular tax expense exceeds the alternative minimum tax.

11.   EMPLOYEE BENEFIT PLANS

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

      Effective January 1, 1997, several of the Company's defined benefit plans were merged into the World Color Press, Inc. Retirement Plan, which was then amended to form the World Color Press Cash Balance Plan (the "Cash Balance Plan"), which provides for a new benefit formula applicable to all participants. Under the Cash Balance Plan, each participant's account is credited with both interest and a fixed percentage of the participant's annual compensation.

      The components of net periodic pension cost are as follows:


                                                       1997        1996        1995


      Service cost (for benefits earned during the
        year)                                        $  5,201    $  4,927    $  2,270
      Interest cost on projected benefit obligation    14,066       9,218       5,010
      Actual return on plan assets                    (14,947)    (12,467)     (7,751)
      Net amortization and deferral                    (1,712)      2,295       1,800
                                                     --------    --------    --------

      Net periodic pension cost                      $  2,608    $  3,973    $  1,329
                                                     ========    ========    ========

      The funded status of the Company's pension plans at year-end, which reflects the aforementioned mergers and amendment, is presented below.

                                                     1997         1996        1996
                                                 -------------------------------------
                                                            (Plans in Which)
                                                 -------------------------------------
                                                 Accumulated     Assets    Accumulated
                                                   Benefits      Exceed      Benefits
                                                    Exceed    Accumulated     Exceed
                                                    Assets      Benefits      Assets

      Actuarial present value of plan benefits:
         Vested                                   $ 170,732    $  83,262    $  27,774
         Nonvested                                    8,026        5,723        1,273
                                                  ---------    ---------    ---------
      Accumulated benefit obligation                178,758       88,985       29,047
      Effect of projected future salary increases    13,091       12,201        2,822
                                                  ---------    ---------    ---------

      Projected benefit obligation                  191,849      101,186       31,869
      Plan assets at fair value                     168,625      109,669       26,260
                                                  ---------    ---------    ---------
      Plan assets greater than (less than) the
         projected benefit obligation               (23,224)       8,483       (5,609)
      Unrecognized net loss (gain)                   15,474      (18,520)        (245)
      Unrecognized net transition
         obligation (asset)                            (408)        (982)         347
      Unrecognized prior service cost (credit)      (11,125)      (6,508)         694
      Adjustment required to recognize
         minimum liability                           (3,484)          --       (1,477)
                                                  ---------    ---------    ---------

      Accrued pension liability                   $ (22,767)   $ (17,527)   $  (6,290)
                                                  =========    =========    =========

      The unrecognized net transition asset or obligation is being amortized over the average expected future service periods of employees. The market value of plan assets was used to calculate the assumed return on plan assets. At the end of 1997 and 1996, an additional minimum pension liability for unfunded accumulated benefit obligations of $3,484 and $1,477, respectively, was recognized. The weighted average discount rate and rate of increase in future compensation levels used in determining actuarial present value of the projected benefit obligation for the Company's plans were 7.5% and 3.5% in 1997 and 8.0% and 3.5% in 1996, respectively. The expected long-term rate of return on plan assets used was 10.0%, 10.0% and 9.0% for 1997, 1996 and 1995, respectively. Plan assets consist principally of common stocks and U.S. government and corporate obligations. At December 28, 1997, the plans' assets included an aggregate of $4,614 of the Company's common stock.

      Certain union employees of the Company participate in multiemployer plans. Amounts charged to benefit expense relating to the multiemployer plans for 1997, 1996 and 1995 totaled $3,352, $3,185 and $3,049, respectively. In addition, the Company has various deferred savings and profit sharing plans for certain employees who meet eligibility requirements. Amounts charged to benefit expense related to these plans for 1997, 1996 and 1995 totaled $1,977, $1,044 and $1,186, respectively.

      Postretirement Benefit Plans - The Company provides postretirement medical benefits to eligible employees. The Company's postretirement health care plans are unfunded. The status of the plans is as follows:

                                                                 1997           1996

      Actuarial present value of plan benefits:
       Retirees                                                $ 17,263       $ 15,349
       Fully eligible active plan participants                    6,783          2,274
       Other active plan participants                            20,619          8,503
                                                               --------       --------
      Total accumulated benefit obligation                       44,665         26,126

      Unrecognized net deferrals                                   (584)         5,172
                                                               --------       --------

      Accrued postretirement benefits                          $ 44,081       $ 31,298
                                                               ========       ========

      The components of net periodic postretirement benefit cost are as follows:


                                                          1997       1996       1995
      Service Cost                                      $ 1,365    $   839    $   511
      Interest Cost                                       3,158      1,596      1,192
      Amortization of unrecognized prior
       service cost                                      (1,289)    (1,289)    (1,289)
      Amortization of unrecognized net gain                  --         --       (194)
                                                        -------    -------    -------
      Net periodic postretirement benefit cost          $ 3,234    $ 1,146    $   220
                                                        =======    =======    =======

      The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7% and 5% at the end of 1996 and 1997, respectively, after which it remains constant at 5%. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 28, 1997 by $3,409 and the annual postretirement benefit expense by approximately $392. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 8.0% in 1997 and 1996, respectively.

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

                                            Number of           Option
                                             Options             Price

      Outstanding at December 25, 1994       3,406,000     $5.49 to $10.30

         Granted                               640,555     $11.20 to $15.00
         Exercised                             (26,575)         $5.49
         Rescinded/Canceled                   (204,660)    $6.89 to $10.30
                                           -----------
      Outstanding at December 31, 1995       3,815,320     $5.49 to $15.00
                                           -----------

         Granted                               354,000         $22.00
         Exercised                          (1,532,290)     $5.49 to $6.95
         Rescinded/Canceled                    (74,725)     $8.97 to $15.00
                                           -----------
      Outstanding at December 29, 1996       2,562,305     $ 5.49 to $22.00
                                           -----------

         Granted                               804,000     $23.75 to $26.75
         Exercised                             (12,000)         $6.89
         Rescinded/Canceled                    (45,365)     $11.20 to $22.00
                                           -----------
      Outstanding at December 28, 1997       3,308,940      $5.49 to $26.75
                                           ===========

                                                           Reserved for
                                            Exercisable    Future Grants

      December 28, 1997                      1,861,934         396,770
      December 29, 1996                      1,655,640       1,155,405
      December 31, 1995                      2,810,910       1,434,680

      As permitted by SFAS No. 123, the Company has not recorded compensation expense for stock options granted to employees, but rather has determined the pro forma net income and net income per common share - basic and diluted amounts for fiscal years 1997, 1996 and 1995, had compensation expense been recorded for options granted during those years under the applicable fair value method described in the statement.

      For options granted during 1997 and 1996, the fair value at the date of grant was estimated using the Black-Scholes option pricing model. Under the Black-Scholes model, a volatility factor of .310 and .312 was used for 1997 and 1996, respectively. For options granted during 1995, the fair value was estimated using the minimum value method. Under this method, the expected volatility of the Company's common stock is not estimated, as prior to the Offering there was no market for the Company's common stock in which to monitor stock price volatility.

      The following weighted average assumptions were used in calculating the fair value of the options granted in 1997, 1996 and 1995, respectively: risk-free interest rates of 6.33%, 6.80% and 6.41%; an assumed dividend yield of zero; and an expected life of the options of ten years.

      For purposes of the pro forma disclosures, the estimated fair value of the options granted is amortized to compensation expense over the options' vesting period. The Company's pro forma information is as follows:

                                                   1997         1996         1995
      Net income:
      As reported                              $   57,219   $   47,261   $    9,877
      Pro forma                                $   55,893   $   46,688   $    9,746

      Net income per common share - basic:
      As reported                              $     1.65   $     1.40   $     0.31
      Pro forma                                $     1.61   $     1.39   $     0.30

      Net income per common share - diluted:
      As reported                              $     1.60   $     1.35   $     0.29
      Pro forma                                $     1.57   $     1.34   $     0.28

      Weighted average fair value
      of options granted during the
      year:                                    $    14.39   $    12.81   $     7.01

12.   NET INCOME PER COMMON SHARE

      The following represents the reconciliation between net income per common share - basic and diluted: (In thousands, except per share data)

                                                                                  Per
                                                           Income     Shares     share

      For the year ended 1997:
        Net income per common share -
         basic                                             $57,219     34,773    $1.65
        Effect of dilutive securities:
           Stock options                                        --        863
           Convertible debt                                  1,264        815
                                                           -------    -------
        Net income per common share -
         diluted                                           $58,483     36,451    $1.60
                                                           =======    =======

      For the year ended 1996:
        Net income per common share -
         basic                                             $47,261     33,642    $1.40
        Effect of dilutive securities:
           Stock options                                        --      1,361
                                                           -------    -------
        Net income per common share -
         diluted                                           $47,261     35,003    $1.35
                                                           =======    =======

      For the year ended 1995:
        Net income per common share -
         basic                                             $ 9,877     32,218    $0.31
        Effect of dilutive securities:
           Stock options                                        --      2,223
                                                           -------    -------
        Net income per common share -
         diluted                                           $ 9,877     34,441    $0.29
                                                           =======    =======

      Options to purchase 429,000 shares of common stock were issued and outstanding in 1997, but were not included in the computation of net income per common share - diluted because the exercise price of the options was greater than the average market price of the common shares.

13.   TRANSACTIONS WITH AFFILIATES

      The Company has incurred expenses of $750, $750 and $850 in 1997, 1996 and 1995, respectively, for management services provided by affiliated companies. In addition, the Company paid $3,735 in advisory fees in 1995 associated with the acquisitions described in Note 2, to affiliated companies.

14.   COMMITMENTS AND CONTINGENT LIABILITIES

      The Company is subject to legal proceedings and other claims arising in the ordinary course of operations. In the opinion of management, ultimate resolution of proceedings currently pending will not have a material effect on the results of operations or financial position of the Company.

15.   STREAMLINING CHARGE

      In the fourth quarter of 1995, the Company finalized and committed to a plan to realign certain business operations, resulting in a charge of $40,900. The major components of this realignment plan were to close a facility and to consolidate certain digital prepress operations and functions. The financial statement effects of this decision were a writedown of assets to net realizable value of $30,700, a provision for severance costs of $8,000 and a provision for certain other related costs of $2,200. The facility referred to above was exited and the consolidation of the operations and functions were substantially complete at the end of 1996. At December 28, 1997, substantially all of the amounts provided for as severance and other related costs had been paid.

16.   UNAUDITED QUARTERLY FINANCIAL INFORMATION


                                                                        Net     Net
                                                                      income  income
                                                                        per     per
      Quarter                    Net sales  Gross profit  Net income  common  common
        ended                                                         share - share -
                                                                      basic  diluted
      ------------              ----------   ----------   ----------   -----   -----
      March 30, 1997            $  458,351   $   75,315   $    6,903   $0.20   $0.20

      June 29, 1997                425,647       76,052        6,580    0.19    0.19

      September 28, 1997           557,268      110,701       22,873    0.68    0.66

      December 28, 1997            539,959      105,219       20,863    0.55    0.53
                                ----------   ----------   ----------

                                $1,981,225   $  367,287   $   57,219    1.65    1.60
                                ==========   ==========   ==========

      March 31, 1996            $  329,111   $   52,286   $    5,939   $0.18   $0.17

      June 30, 1996                342,266       57,942        6,056    0.18    0.17

      September 29, 1996           487,804       96,406       19,217    0.57    0.55

      December 29, 1996            482,231       85,648       16,049    0.48    0.46
                                ----------   ----------   ----------

                                $1,641,412   $  292,282   $   47,261    1.40    1.35
                                ==========   ==========   ==========