Form 10-K405, Exhibit 13
period 1998-12-27
WORLD COLOR PRESS INC /DE/
filed 1999-03-26
CIK 780117

                                  EXHIBIT 13.0
                         PORTIONS OF THE ANNUAL REPORT

                         [Page 19 of the Annual Report]
SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)
The following selected financial data for the five fiscal years ended December 27, 1998 have been derived from the Company's audited consolidated financial statements. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, the Company's consolidated financial statements and the notes thereto appearing elsewhere in this report.

                                         FISCAL YEAR (1)
                    ----------  ---------- ---------- ---------- --------
                       1998        1997       1996       1995      1994
                    ----------  ---------- ---------- ---------- --------
OPERATING DATA:
Net sales           $2,356,885  $1,981,225 $1,641,412 $1,295,582 $971,627
Cost of sales        1,927,790   1,613,938  1,349,130  1,074,785  817,934
                    ----------  ---------- ---------- ---------- --------
Gross profit           429,095     367,287    292,282    220,797  153,693
Selling, general
 and administrative
 expenses              214,862     188,688    153,071    125,539   90,312
Streamlining                --          --         --     40,900       --
 charge(2)          ----------  ---------- ---------- ---------- --------
Operating income       214,233     178,599    139,211     54,358   63,381
Interest expense
 and securitization
 fees                   88,589      80,039     58,417     37,897   23,825
Income tax
 provision              52,054      41,341     33,533      6,584   15,822
                    ----------  ---------- ---------- ---------- --------
Net income          $   73,590  $   57,219 $   47,261 $    9,877 $ 23,734
                    ==========  ========== ========== ========== ========

Net income per
 common share (3):
  Basic             $     1.92  $     1.65 $     1.40 $     0.31 $   0.74
  Diluted                 1.84        1.60       1.35       0.29     0.69


OTHER OPERATING DATA:
Depreciation and
 amortization       $  140,725  $  131,710 $  104,493 $   74,668 $ 62,898
Capital
 expenditures (4)       95,533      93,145     70,639    120,339   83,875
Gross profit margin       18.2%       18.5%      17.8%      17.0%    15.8%
Adjusted operating
 income margin (5)         9.1         9.0        8.5        7.4      6.5

BALANCE SHEET DATA
(AT PERIOD END):
Working capital     $  239,428  $  168,752 $  227,068 $  160,835 $113,144
Property, plant
 and equipment, net    885,999     857,195    818,157    480,421  363,929
Total assets         2,433,886   1,933,571  1,822,432  1,150,728  837,417
Long-term debt
 (including current
 maturities)         1,255,920     819,113    897,867    487,106  293,515
Stockholders' equity   668,647     599,769    414,932    358,766  274,113



(1) The fiscal years shown each represent the 52 or 53 week period ending on the last Sunday in December. Fiscal year 1995 consisted of 53 weeks. Fiscal years 1994, 1996, 1997 and 1998 each consisted of 52 weeks.

(2) Operating income in 1995 was reduced by $40,900 of a nonrecurring streamlining charge. This charge reflects the Company's strategy in 1995 to realign certain business operations. The major components of this realignment plan were to close a facility and to consolidate certain digital prepress operations and functions.

(3) In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," the Company has calculated net income per common share - basic and diluted based on the weighted average shares and dilutive common equivalent shares outstanding, as applicable, during each period after giving effect to the change in the Company's capital structure pursuant to the Merger and the Options Adjustments (as defined in the Notes to the Company's consolidated financial statements).

(4) 1998 capital expenditures are net of proceeds of approximately $88,500 from the sale and leaseback of certain equipment.

(5) Adjusted operating income represents operating income before a nonrecurring streamlining charge. Adjusted operating income is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Company's consolidated financial statements.

                      [Page 20 - 24 of the Annual Report]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Dollars in thousands, except per share data)

GENERAL

We are a diversified commercial printer serving customers in the commercial, magazine, catalog, direct mail, book and directory markets. We operate in one business segment, the management and distribution of print and digital information. Our revenues are derived primarily from the sale of services and materials to our customers, including digital and prepress services, press and binding services and distribution and logistics services.

There continues to be significant pricing pressure on all printers, including us. Our net sales include sales to certain customers of paper we purchased. The price of paper, our primary raw material, is volatile over time and may cause significant swings in net sales and cost of sales. We generally are able to pass on increases in the cost of paper to our customers, while declines in paper costs result in lower prices to our customers. During 1996, paper prices decreased significantly from the prior year and availability was at normal levels. The paper market firmed in pricing from early 1997 to late 1997. The paper market in 1998 softened from late 1997 and prices continued to decline throughout 1998, as availability became plentiful for most grades of paper. We anticipate that this trend will continue in 1999. Our contracts with our customers generally provide for price adjustments to reflect price changes for other materials, wages and outside services.


ACQUISITIONS

In the first quarter of fiscal year 1999, we acquired two businesses serving customers in the commercial market for an aggregate purchase price of approximately $60,000, including assumed indebtedness. These acquisitions will be accounted for as purchases and are not expected to have a material effect, either individually or in the aggregate, on our results of operations.

In the first four months of 1998, we acquired four businesses serving customers in the commercial, direct mail and book markets for an aggregate purchase price of approximately $200,000. These companies have been included in results of operations since their respective acquisition dates and have not had a material effect on our results of operations, nor are they expected to on a continuing basis. These acquisitions were accounted for as purchases.

In January 1997, we purchased Rand McNally Book Services Group ("Book Services"), an operating unit of Rand McNally, for approximately $155,000. Book Services was the third largest producer of hardcover books in the United States and provided manufacturing and other value-added services to book club, trade, professional, educational, reference and mail-order publishers. In addition, we acquired another business in 1997 whose contribution was not significant to our results of operations for the periods presented, nor is it expected to have a material effect on our results on a continuing basis. These acquisitions were accounted for as purchases.

In June 1996, we acquired from Ringier A.G. all of the issued and outstanding capital stock of Krueger Acquisition Corporation, including all of the issued and outstanding capital stock of Ringier Holdings, Inc., Ringier America, Inc., Krueger Ringier, Inc., Ringier Print U.S., Inc. and W.A. Krueger Co. Olathe (collectively, "Ringier America"), for approximately $128,000. In addition, we assumed approximately $287,000 of Ringier America's indebtedness, of which approximately $281,000 was liquidated upon consummation of the acquisition. This acquisition was accounted for as a purchase. Ringier America was a leading diversified commercial printer whose business included the printing of catalogs, magazines and mass-market, racksize books. We acquired certain other businesses in 1996 whose contributions were not significant to our results of operations for the periods presented, nor are they expected to have a material effect on our results on a continuing basis.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 27, 1998 COMPARED TO YEAR ENDED DECEMBER 28, 1997

Net sales increased $375,660 or 19.0% to $2,356,885 in 1998 from $1,981,225 in
1997. The increase was due to the inclusion of both a full year of results from the acquisitions in 1997 and results from the acquisitions in 1998, higher paper prices and volume and improved sales in our base business.

Gross profit increased $61,808 or 16.8% to $429,095 in 1998 from $367,287 in 1997, due primarily to the inclusion of the 1997 and 1998 acquisitions and improved operating efficiencies in our base business. Gross profit margin decreased to 18.2% in 1998 from 18.5% in 1997 due to increased sales resulting from higher paper prices and volume, slightly offset by the benefits of certain cost reduction initiatives and other synergies resulting from the integration of the acquired businesses.

Selling, general and administrative expenses increased $26,174 or 13.9% to $214,862 in 1998 from $188,688 in 1997. The increase was due to the 1997 and 1998 acquisitions, including the related additional amortization expense for goodwill, offset by benefits derived from cost saving initiatives and a decrease in the 1998 provision for bad debts. The 1997 provision for bad debts was higher than usual because of bad debts related to a customer that entered into bankruptcy.

Interest expense and securitization fees increased $8,550 or 10.7% to $88,589 in 1998 from $80,039 in 1997. The increase was due to higher average borrowings incurred to fund acquisitions, capital expenditures and working capital requirements, offset by a lower average cost of funds. The 1998 and 1997 amounts included $11,888 and $5,133, respectively, of fees resulting from the asset securitization agreement entered into in June 1997.

The effective tax rate, primarily composed of the combined federal and state statutory rates, was approximately 41.4% for 1998 and 42.0% for 1997.

YEAR ENDED DECEMBER 28, 1997 COMPARED TO YEAR ENDED DECEMBER 29, 1996

Net sales increased $339,813 or 20.7% to $1,981,225 in 1997 from $1,641,412 in
1996. The increase was due to the inclusion of both a full year of results from the 1996 acquisitions and results from the 1997 acquisitions, as well as improved sales in our base business.

Gross profit increased $75,005 or 25.7% to $367,287 in 1997 from $292,282 in 1996, due primarily to the inclusion of the 1996 and 1997 acquisitions. Gross profit margin improved to 18.5% in 1997 from 17.8% in 1996. This improvement was a result of the 1996 and 1997 acquisitions, including the benefits of certain cost reduction initiatives and other synergies resulting from the integration of the acquired businesses.

Selling, general and administrative expenses increased $35,617 or 23.3% to $188,688 in 1997 from $153,071 in 1996. The increase was due to the 1996 and 1997 acquisitions, including the related additional amortization expense for goodwill, offset by benefits derived from cost saving initiatives. In addition, in 1997 we incurred a higher than usual provision for bad debts related to a customer that entered into bankruptcy.

Interest expense and securitization fees increased $21,622 or 37.0% to $80,039 in 1997 from $58,417 in 1996. The increase was due to higher average borrowings incurred to fund acquisitions, capital expenditures and working capital requirements. The 1997 amount included $5,133 of fees resulting from the asset securitization agreement entered into in June 1997.

The effective tax rate, primarily composed of the combined federal and state statutory rates, was approximately 42.0% for 1997 and 41.5% for 1996.

LIQUIDITY AND CAPITAL RESOURCES

On February 22, 1999, we issued Senior Subordinated Notes in the aggregate principal amount of $300,000, receiving net proceeds of approximately $294,000. Interest on the notes is payable semi-annually at the annual rate of 7.75%. The notes do not have required principal payments prior to maturity on February 15, 2009. The net proceeds from the notes issuance were used to repay certain indebtedness under the credit agreement. In connection with the issuance of these notes, we amended our credit agreement resulting in, among other modifications, a $95,000 permanent reduction as of March 9, 1999 in borrowings and commitments under the credit agreement. As a result, aggregate total commitments decreased from $920,000 to $825,000. The amendment and related permanent reduction in total borrowings and commitments resulted in a substantial modification of the terms under the credit agreement. Accordingly, we will recognize an extraordinary charge for the early extinguishment of debt of approximately $5,900, net of tax, in the first quarter of fiscal year 1999.

In November 1998, we issued Senior Subordinated Notes in the aggregate principal amount of $300,000 for net proceeds of approximately $291,700. Interest on the notes is payable semi-annually at the annual rate of 8.375%. Principal payments on the notes are not required prior to maturity on November 15, 2008. We used a portion of the net proceeds to repay certain indebtedness incurred under the credit agreement. The remaining net proceeds were invested in money market securities through December 27, 1998. In the beginning of fiscal year 1999, we used the remaining net proceeds to redeem all of our outstanding 9.125% Senior Subordinated Notes due 2003 (the "Notes") in an aggregate principal amount of $150,000. The Notes were redeemed for approximately $160,800, including the redemption premium and accrued interest. This early extinguishment of debt generated an extraordinary charge in the first quarter of fiscal year 1999 of approximately $6,000, net of tax. The Notes were included in current maturities of long-term debt at December 27, 1998.

In July and October 1998, we entered into agreements for the sale and leaseback of certain printing equipment for which we received approximately $88,500 of proceeds. The equipment used for the sale and leaseback transaction was primarily composed of 1998 capital expenditures. The lease expires in July 2010 and has been classified as an operating lease. The proceeds were used to repay certain indebtedness incurred under the credit agreement.

In August 1998, the Board of Directors authorized the repurchase of up to 1,800,000 shares of our common stock. The repurchase of shares commenced in August 1998 and may occur over the next three years in the open market at prevailing market prices or in negotiated transactions, depending on market conditions. We will repurchase shares to satisfy commitments under certain employee benefit plans. As of December 27, 1998, we had repurchased 486,501 shares at a weighted average cost of $30.80 and reissued 466,255 shares.

In October 1997, we issued 4,600,000 shares of our common stock, receiving net proceeds of approximately $127,600. Concurrent with the stock offering, we issued $151,800 aggregate principal amount of Convertible Senior Subordinated Notes, receiving net proceeds of approximately $147,900. Interest on the convertible notes is payable semi-annually at the annual rate of 6%. The convertible notes have no required principal payments prior to maturity on October 1, 2007. The convertible notes in the aggregate are convertible into 3,660,477 shares of our common stock at $41.47 per share, subject to adjustment upon the occurrence of certain events. We used the net proceeds from the stock offering and convertible notes offering to repay certain indebtedness incurred under the credit agreement.

In June 1997, we entered into an agreement to sell, on a revolving basis for a period of up to five years, certain of our accounts receivable to a wholly-owned subsidiary, which entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to a maximum of $204,000. In 1997, we received the proceeds from the sale of $200,000 of accounts receivable. Accordingly, accounts receivable was reduced by $200,000 at December 27, 1998 and December 28, 1997. We used the net proceeds primarily to repay certain indebtedness incurred under the credit agreement. Fees associated with the asset securitization vary based on commercial paper rates plus a margin, providing a lower effective rate than that available from our traditional funding sources.

Net income plus depreciation and amortization and deferred income taxes was $232,212 in 1998 compared to $203,201 in 1997, an increase of $29,011 or 14.3%.
Cash flow from operations was primarily used to fund working capital requirements, capital expenditures and acquisitions.

Working capital was $239,428 at December 27, 1998 and $168,752 at December 28, 1997. Working capital increased $70,676 or 41.9% primarily due to the 1998 acquisitions and an increase in inventory levels. Capital expenditures totaled $95,533, net of the proceeds from the sale and leaseback transaction, and $93,145 in 1998 and 1997, respectively. These capital expenditures reflect the purchase of additional press and bindery equipment which increased our capacity and are part of our ongoing program to maintain modern, efficient plants and continually increase productivity. We expect capital expenditures in 1999 to approximate 4% to 5% of net sales. Additional expenditures in 1999 are possible in line with growth in earnings and cash flows, or expansion opportunities in certain markets.

Our capital expenditures and acquisitions have been funded in part through operations and borrowings under our Second Amended and Restated Credit Agreement dated as of June 6, 1996, as amended. At the beginning of 1997, aggregate total commitments under the credit agreement were $975,000. During 1997, concurrent with the liquidation of certain indebtedness, we amended the credit agreement to provide aggregate total commitments of $920,000, comprised of $95,000 in term loan commitments, $250,000 of revolving loan commitments and $575,000 in acquisition term loan commitments. The credit agreement provides for varying semi-annual reductions in commitments through maturity on December 31, 2002, and the borrowings bear interest at rates that fluctuate with the prime rate and the Eurodollar rate. As of December 27, 1998, the weighted average borrowing rate was 6.1%, and $70,200 of acquisition term loan commitments and $227,020 of revolving loan commitments were unused. As discussed above, in the first quarter of fiscal year 1999, the aggregate total commitments under the credit agreement were reduced by $95,000.

At December 27, 1998, we had net operating loss carryforwards from business acquisitions for federal income tax purposes of $7,643 available to reduce future taxable income, expiring from 2007 to 2010. We also had federal tax credits of $1,177 expiring primarily from 1999 to 2002 and state tax credits of $3,893 expiring from 2001 to 2013. In addition, we had alternative minimum tax carryover credits of $20,801 which do not expire and may be applied against regular tax in the future, in the event that the regular tax expense exceeds the alternative minimum tax.

Concentrations of credit risk with respect to accounts receivable are limited due to our diverse operations and large customer base. As of December 27, 1998, we had no significant concentrations of credit risk.

In the normal course of business, we are exposed to changes in interest rates. However, we manage this exposure by having a balanced variety of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate cap and swap agreements in order to further reduce the exposure on our variable rate obligations. Our interest rate cap agreements have a notional value of $400,000 and expire in the third quarter of fiscal year 1999. Our interest rate swap agreements have a notional value of $75,000 and exchange floating rate for fixed interest payments periodically over five years. The swap agreements are cancelable by the respective counterparties in September and December 1999. These agreements did not have a material impact on the consolidated financial statements for the periods presented. While the counterparties of these agreements expose us to credit loss in the event of nonperformance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. We do not hold or issue any derivative financial instruments for trading purposes.


We believe that our liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements and interest and principal payments for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP requires certain costs related to computer software developed or obtained for internal use to be expensed or capitalized depending on the stage of development and the nature of the costs. We will adopt this SOP in the first quarter of fiscal year 1999. We do not expect the adoption of SOP 98-1 to have a material effect on our consolidated financial statements.

In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which requires costs of start-up activities and organization costs to be expensed as incurred. We will adopt this SOP in the first quarter of fiscal year 1999. We estimate that the adoption of this SOP will result in the recognition of a charge of approximately $10,500, net of tax, as the cumulative effect of a change in accounting principle in the first quarter of fiscal year 1999.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. We would account for gains or losses resulting from changes in the values of those derivatives depending on the use of the derivative and whether it qualifies for hedge accounting. We plan to adopt this statement in the first quarter of fiscal year 2000. Based on our current portfolio of derivative financial instruments, we do not expect the adoption of SFAS No. 133 to have a material impact on our consolidated financial statements.

YEAR 2000

The Year 2000 issue, which affects virtually all corporations, arises due to the inability of certain computer software and hardware and embedded chips found in manufacturing and other equipment to properly recognize dates beyond 1999. This inability may cause errors in information and/or system failures. We have a comprehensive effort underway to address the Year 2000 issue. As discussed below, we are, among other things, evaluating our present information technology and non-information technology systems (i.e. equipment with embedded chips), monitoring and addressing our vendor and customer Year 2000 issues and engaging in remediative measures as necessary.

In connection with our readiness program, we have endeavored to inventory and assess the state of compliance of all information systems and non-information systems. We commenced remediation of our information systems in 1994. As a result, the majority of our information systems, including our financial, human resources and payroll functions, are Year 2000 compliant. We estimate that all of our information systems will be substantially compliant by mid-1999. With respect to our non-information systems, we have substantially completed an inventory of facilities (HVAC, safety and security) and manufacturing (press, bindery and finishing) systems. We are working with the outside suppliers of such systems as well as with an outside consultant to identify and remediate non-compliant components. We have targeted mid-1999 for substantial completion of our readiness efforts with respect to our non-information systems, including selective testing procedures.

As part of our readiness program, we are communicating with our major customers and vendors to assess such parties' respective efforts to identify and remediate their own Year 2000 issues in a timely and comprehensive manner. We are also requesting our vendors to certify to the compliancy of their systems and equipment that we currently own or lease. We intend to follow up with non-compliant vendors through 1999 in order to continually assess the extent of such third parties' Year 2000 exposure and to adjust our contingency plans accordingly.

The costs incurred to date solely related to our Year 2000 efforts have not been material to us, and based upon current estimates, we do not believe that the total cost of our Year 2000 readiness programs will have a material adverse effect upon our operating results or financial condition. While we cannot make assurances as to the impact of the Year 2000 issue on our operations, we currently anticipate that any adverse consequences of the Year 2000 issue on our systems will not create a significant disruption to our operations. However, the failure or delay by us, our customers and/or vendors to identify and remediate each respective instance of Year 2000 non-compliance could result in a material adverse effect on our results of operations, liquidity or financial condition.

Our readiness program includes the development of contingency plans addressing potential business interruptions arising from Year 2000-related disruptions. Such plans include assessing the movement of work among our facilities. In 1999, we will hone our contingency plans, taking into account, among other things, the state of readiness of our vendors, including, without limitation, utility suppliers, as well as our major customers.

The statements set forth herein concerning Year 2000 issues which are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. In particular, the costs associated with our Year 2000 programs, the time-frame in which we plan to complete Year 2000 modifications and the potential impact of the Year 2000 issues on us are based upon our best estimates. These estimates were derived from internal assessments and numerous assumptions of future events. These estimates may be adversely affected by, among other things, the continued availability of personnel and system resources, the accurate identification of all relevant computer codes, the success of remediation efforts, the effectiveness of our contingency plans and by the failure of significant third parties to properly address Year 2000 issues. Therefore, we cannot guarantee that any estimates or other forward-looking statements will be achieved and actual results could differ significantly from those contemplated.

SEASONALITY

The operations of our business are seasonal with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school and holiday catalog promotions.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors, changes in estimates of our readiness or the readiness of our vendors and customers with regard to Year 2000 issues and the significance of costs thereof, and general changes in economic condition.

                         [Page 25 of the Annual Report]

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of World Color Press, Inc.:


We have audited the accompanying consolidated balance sheets of World Color Press, Inc. and subsidiaries as of December 27, 1998 and December 28, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of World Color Press, Inc. and subsidiaries at December 27, 1998 and December 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 1998 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

New York, New York
February 3, 1999
(except for the last paragraph of Note 14, as to which the date is February 26, 1999, and except for Note 18, as to which the date is March 9, 1999)

                         [Page 26 of the Annual Report]

WORLD COLOR PRESS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 27, 1998 AND DECEMBER 28, 1997
(Dollars in thousands, except per share data)
----------------------------------------------------------------------

ASSETS                                           1998         1997
Current assets:
 Cash and cash equivalents                   $  199,932    $   37,676
 Accounts receivable - net of allowances
  for doubtful accounts of $10,638 and
  $9,287, respectively                          229,209       166,747
 Inventories                                    276,111       204,889
 Deferred income taxes                           16,986        31,297
 Other                                           63,729        33,625
                                             ----------    ----------
  Total current assets                          785,967       474,234
 Property, plant and equipment - net            885,999       857,195
 Goodwill - net                                 647,085       535,416
 Other                                          114,835        66,726
                                             ----------    ----------
TOTAL ASSETS                                 $2,433,886    $1,933,571
                                             ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities:
  Accounts payable                           $  171,683    $  163,710
  Accrued expenses                              149,525       132,802
  Current maturities of long-term debt          225,331         8,970
                                             ----------    ----------
   Total current liabilities                    546,539       305,482
  Long-term debt                              1,030,589       810,143
  Deferred income taxes                          94,793       100,045
  Other long-term liabilities                    93,318       118,132
                                             ----------    ----------
   Total liabilities                          1,765,239     1,333,802
                                             ==========    ==========
Stockholders' equity:
 Common stock, $.01 par value - authorized,
  100,000,000 shares in 1998 and 1997;
  shares outstanding,38,639,642
  in 1998 and 38,353,853 in 1997                    386           384
 Additional paid-in capital                     721,913       711,292
 Accumulated deficit                            (49,310)     (111,907)
 Treasury stock, at cost: 20,246 shares            (613)           --
 Unamortized restricted stock compensation       (3,729)           --
                                             ----------    ----------
   Total stockholders' equity                   668,647       599,769
                                             ----------    ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $2,433,886    $1,933,571
                                             ==========    ==========

See notes to consolidated financial statements.

                         [Page 27 of the Annual Report]

WORLD COLOR PRESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 27, 1998, DECEMBER 28, 1997 AND DECEMBER 29, 1996
(In thousands, except per share data)
--------------------------------------------------------------------------------

                                           1998         1997        1996
Net sales                              $2,356,885   $1,981,225  $1,641,412
Cost of sales                           1,927,790    1,613,938   1,349,130
                                       ----------   ----------  ----------
Gross profit                              429,095      367,287     292,282
Selling, general and administrative
 expenses                                 214,862      188,688     153,071
                                       ----------   ----------  ----------
Operating income                          214,233      178,599     139,211
Interest expense and securitization
 fees                                      88,589       80,039      58,417
                                       ----------   ----------  ----------
Income before income taxes                125,644       98,560      80,794
Income tax provision                       52,054       41,341      33,533
                                       ----------   ----------  ----------
Net income                             $   73,590   $   57,219  $   47,261
                                       ==========   ==========  ==========
Net income per common share - basic    $     1.92   $     1.65  $     1.40

Net income per common share - diluted  $     1.84   $     1.60  $     1.35

See notes to consolidated financial statements.

                         [Page 28 of the Annual Report]

WORLD COLOR PRESS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 27, 1998, DECEMBER 28, 1997 AND DECEMBER 29, 1996
(In thousands)
--------------------------------------------------------------------------------

                                                                  UNAMORTIZED
                                ADDITIONAL                        RESTRICTED
                      COMMON    PAID-IN    ACCUMULATED  TREASURY  STOCK
                      STOCK     CAPITAL    DEFICIT      STOCK     COMPENSATION
BALANCE
DECEMBER 31, 1995     $    322  $  574,831 $ (216,387)  $     --  $         --
 Net income                 --          --     47,261         --            --
 Common stock issued        15       8,890         --         --            --
                      --------  ---------- ----------   --------  ------------
BALANCE
DECEMBER 29, 1996          337     583,721   (169,126)        --            --
 Net income                 --          --     57,219         --            --
 Common stock issued        47     127,571         --         --            --
                      --------  ---------- ----------   --------  -----------
BALANCE
DECEMBER 28, 1997          384     711,292   (111,907)        --            --
 Net income                 --          --     73,590         --            --
 Common stock issued         1       6,544    (10,993)    14,371            --
 Common stock
  repurchased               --          --         --    (14,984)           --
 Restricted stock
  issued                     1       4,077         --         --        (4,078)
 Amortization of
  restricted stock          --          --         --         --           349
                      --------  ---------- ----------   --------  ------------
BALANCE
DECEMBER 27, 1998     $    386  $  721,913 $  (49,310)  $   (613) $     (3,729)
                      ========  ========== ==========   ========  ============


See notes to consolidated financial statements.

                         [Page 29 of the Annual Report]

WORLD COLOR PRESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 27, 1998, DECEMBER 28, 1997 AND DECEMBER 29, 1996
(In thousands)
-----------------------------------------------------------------------

                                                1998       1997        1996
OPERATING ACTIVITIES:
 Net income                                 $  73,590  $   57,219  $  47,261
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization               140,725     131,710    104,493
  Deferred income tax provision                17,897      14,272     13,573
  Changes in operating assets and abilities:
   Proceeds from sale of accounts receivable       --     200,000         --
   Other changes in accounts receivable - net (16,031)    (13,812)   (30,062)
   Inventories                                (58,029)    (53,936)    29,495
   Accounts payable and accrued expenses      (26,700)    (43,577)    35,178
   Other assets and liabilities - net        (119,567)    (52,571)   (53,355)
                                            ---------  ----------  ---------
   Net cash provided by operating
    activities                                 11,885     239,305    146,583
                                            ---------  ----------  ---------
INVESTING ACTIVITIES:
 Additions to property, plant and
  equipment                                  (184,004)    (93,145)   (70,639)
 Proceeds from sale and leaseback of
  equipment                                    88,471          --         --
 Proceeds from sale of property, plant
  and equipment                                 9,533       2,006      1,345
 Acquisitions of businesses, net of cash
  acquired                                   (190,095)   (172,539)  (167,283)
                                            ---------  ----------  ---------
   Net cash used in investing activities     (276,095)   (263,678)  (236,577)
                                            ---------  ----------  ---------
FINANCING ACTIVITIES:
 Proceeds from borrowings                     451,553     285,775    562,120
 Payments on long-term debt                   (20,026)   (384,526)  (456,751)
 Proceeds from issuance of common stock         6,545     127,618      8,905
 Repurchases of common stock - net            (11,606)         --         --
                                            ---------  ----------  ---------
   Net cash provided by financing
    activities                                426,466      28,867    114,274
                                            ---------  ----------  ---------
INCREASE IN CASH AND CASH EQUIVALENTS         162,256       4,494     24,280
CASH AND CASH EQUIVALENTS, BEGINNING OF
 YEAR                                          37,676      33,182      8,902
                                            ---------  ----------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR      $ 199,932  $   37,676  $  33,182
                                            =========  ==========  =========

See notes to consolidated financial statements.

                      [Page 30 - 40 of the Annual Report]

WORLD COLOR PRESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 27, 1998, DECEMBER 28, 1997 AND DECEMBER 29, 1996
(Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

1. ORGANIZATION

   World Color Press, Inc. and subsidiaries (the "Company") specializes in the production and distribution of data for customers in the commercial, magazine, catalog, direct mail, book and directory markets.

   Prior to November 20, 1995, the Company was wholly-owned by Printing Holdings, L.P. ("PHLP"), a nonoperating affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), whose holdings consisted solely of the Company. On November 20, 1995, PHLP was merged with and into the Company, with the Company as the survivor (the "Merger"). In connection with the Merger, PHLP partnership units (aggregating approximately 65,500,000 units) were converted into approximately 32,200,000 shares of the Company's common stock, principally at a ratio of one PHLP partnership unit to 0.50 shares of common stock. Accordingly, the common stock and additional paid-in capital amounts presented on the consolidated statements of stockholders' equity have been restated to reflect the change in the Company's capital structure pursuant to the Merger. Also pursuant to the Merger, the shares of the Company's common stock owned by PHLP immediately prior to the Merger were canceled. On November 20, 1995, the Company also amended and restated its Certificate of Incorporation increasing the authorized number of shares of common stock to 100,000,000 shares and newly authorizing 50,000,000 shares of preferred stock, par value $0.01 per share. At December 27, 1998 and December 28, 1997, there were no shares of preferred stock issued or outstanding.

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

   On October 8, 1997, the Company issued 4,600,000 common shares through a public offering, resulting in net proceeds of approximately $127,600. These proceeds were utilized to repay certain indebtedness incurred under the Credit Agreement (as defined in Note 2).

2. BUSINESS ACQUISITIONS

   In the first four months of 1998, the Company acquired four businesses serving customers in the commercial, direct mail and book markets for an aggregate purchase price of approximately $200,000. These acquisitions were funded using proceeds from the Company's acquisition term loans under the Second Amended and Restated Credit Agreement dated as of June 6, 1996, as amended (the "Credit Agreement"). These acquisitions were accounted for as purchases and the consolidated financial statements include the results of their operations from the respective acquisition dates. The excess of purchase cost over estimated fair value of net assets acquired was approximately $130,000 and is being amortized using the straight-line method over 35 years.

   In 1997, the Company acquired two businesses operating in the book, magazine and catalog markets. These companies were acquired for an aggregate purchase price of approximately $173,000, which was funded using proceeds from the Company's acquisition term loans under the Credit Agreement. The Company liquidated approximately $20,000 of the acquired companies' indebtedness. These acquisitions were accounted for as purchases and the consolidated financial statements include the results of their operations from the respective acquisition dates. The excess of purchase cost over estimated fair value of net assets acquired was approximately $126,000 and is being amortized using the straight-line method over 35 years.

   In June 1996, the Company acquired from Ringier A.G. all of the issued and outstanding capital stock of Krueger Acquisition Corporation, including all of the issued and outstanding capital stock of Ringier Holdings, Inc., Ringier America, Inc., Krueger Ringier, Inc., Ringier Print U.S., Inc. and W.A. Krueger Co. Olathe (collectively, "Ringier America"), for approximately $128,000 (the "Acquisition"). In addition, the Company assumed approximately $287,000 of Ringier America's indebtedness, of which approximately $281,000 was liquidated upon consummation of the Acquisition. Ringier America was a leading diversified commercial printer whose business included the printing of catalogs, magazines and mass-market, racksize books. The Acquisition and liquidation of certain indebtedness were funded using proceeds from acquisition term loans under the Credit Agreement. The Acquisition was accounted for as a purchase and the consolidated financial statements include the results of Ringier America's operations from the acquisition date. The excess of purchase cost over estimated fair value of net assets acquired was approximately $160,000, and is being amortized using the straight-line method over 35 years.

   During 1996 the Company acquired certain other businesses whose contributions were not significant to the Company's results of operations for the periods presented, nor are they expected to have a material effect on the Company's results on a continuing basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of World Color Press, Inc. and its subsidiaries. Intercompany transactions have been eliminated.

   CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid instruments with original maturities of three months or less.

   ACCOUNTING PERIOD - The Company's fiscal year is the 52 or 53-week period ending on the last Sunday in December. Fiscal years 1998, 1997 and 1996 each included 52 weeks.

   CONSOLIDATED STATEMENTS OF CASH FLOWS - During 1998, 1997 and 1996, the Company borrowed and repaid $599,100, $563,200 and $407,200, respectively, pursuant to the terms of credit agreements. See also Note 7. Such amounts have not been reflected in the consolidated statements of cash flows because of the short-term nature of the borrowings.

   Cash paid for interest by the Company during the years 1998, 1997 and 1996 was $82,392, $75,738 and $54,037, respectively, net of capitalized interest of $2,374, $941 and $252, respectively. Cash paid for taxes during the years 1998, 1997 and 1996 was $35,145, $28,266 and $18,068, respectively.

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

   GOODWILL - Goodwill is amortized using the straight-line method primarily over 35 years. Amortization of goodwill for the years 1998, 1997 and 1996 was $20,008, $16,424 and $10,757, respectively, and is included in selling, general and administrative expenses. Accumulated amortization of goodwill was $71,236, and $51,228 as of year-end 1998 and 1997, respectively. The Company evaluates goodwill by reviewing current and estimated undiscounted cash flows whenever significant events or changes occur indicating the asset may not be recoverable.

   NET INCOME PER COMMON SHARE - In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which establishes new standards for computing and presenting net income per common share. The Company adopted SFAS No. 128 in the fourth quarter of 1997, and has calculated "net income per common share - basic" based on the weighted average common shares outstanding during each period and "net income per common share - diluted" based on the weighted average common and dilutive common equivalent shares outstanding during each period. Weighted average shares were adjusted to give effect to the change in the Company's capital structure pursuant to the Merger and the Options Adjustments, as described in Notes 1 and 12.

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

   ACCOUNTING FOR STOCK-BASED COMPENSATION - In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages companies to account for stock compensation awards based on their fair value at the date they are granted. The resulting compensation cost would be shown as an expense on the income statement. Companies choosing not to apply the new accounting method are permitted to continue following current accounting requirements, however, they are required to disclose in the notes to the financial statements the effect on net income and earnings per share had the new accounting method been applied. The Company has adopted only the disclosure provisions of SFAS No. 123. Accordingly, the Company has disclosed in Note 12 the pro forma effect on net income and net income per common share - basic and diluted.

   INTEREST RATE SWAP AGREEMENTS - The Company enters into interest rate swap agreements from time to time to reduce exposures to market risks resulting from fluctuations in interest rates. The Company does not hold or issue any derivative financial instruments for trading purposes. Gains and losses on interest rate agreements are recognized through income and offset the transactions which they are intended to hedge.

   RECENT ACCOUNTING PRONOUNCEMENTS - In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in the financial statements. The Company adopted this statement in the first quarter of fiscal year 1998. The adoption of SFAS No. 130 did not have a material effect on the Company's consolidated financial statements.

   In June 1997, the Financial Accounting Standards Board also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information on operating segments in the financial statements. The Company adopted this statement for the fiscal year ended 1998. In accordance with this standard, the Company has determined that, while it offers services to a diverse group of customers in different industries, the Company itself operates in one business segment, the management and distribution of print and digital information. In accordance with the management approach prescribed in the statement, there are no discernable operating segments that management evaluates separately on a regular basis.

   In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits. The Company has adopted this statement for the fiscal year ended 1998. See Note 11.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company plans to adopt this statement in the first quarter of fiscal year 2000. Based on the Company's current portfolio of derivative financial instruments, it does not expect the adoption of SFAS No. 133 to have a material impact on its consolidated financial statements.

   In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP requires certain costs related to computer software developed or obtained for internal use to be expensed or capitalized depending on the stage of development and the nature of the costs. The Company will adopt this SOP in the first quarter of fiscal year 1999. The Company does not expect the adoption of SOP 98-1 to have a material effect on its consolidated financial statements.

   In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which requires costs of start-up activities and organization costs to be expensed as incurred. The Company will adopt this SOP in the first quarter of fiscal year 1999. The Company estimates that the adoption of SOP 98-5 will result in the recognition of a charge of approximately $10,500, net of tax, as the cumulative effect of a change in accounting principle in the first quarter of fiscal year 1999.

4. INVENTORIES

   Inventories are summarized as follows:       1998         1997
     Work-in-process                        $   139,259  $   111,326
     Raw materials                              136,852       93,563
                                            -----------  -----------
     Total                                  $   276,111  $   204,889
                                            ===========  ===========



5.  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is as
    follows:
                                                  1998          1997
     Land                                   $     17,041  $     16,252
     Buildings and leasehold improvements        303,051       292,092
     Machinery and equipment                   1,291,658     1,180,297
     Leased property under capitalized
      leases                                       1,924         6,692
                                            ------------  ------------
                                               1,613,674     1,495,333
     Accumulated depreciation and
      amortization                               727,675       638,138
                                            ------------  ------------
     Total                                  $    885,999  $    857,195
                                            ============  ============

   Depreciation expense related to property, plant and equipment was $120,250, $114,819 and $91,186 for the years 1998, 1997 and 1996, respectively.

6.  ACCRUED EXPENSES

    Accrued expenses are as follows:
                                                1998         1997
     Compensation                          $    55,727  $    50,239
     Employee health and welfare benefits        9,858        9,696
     Deferred revenue                           12,408       10,956
     Interest                                   14,794       10,368
     Other                                      56,738       51,543
                                           -----------  -----------
     Total                                 $   149,525  $   132,802
                                           ===========  ===========


7.  LONG-TERM DEBT

    Long-term debt is summarized as follows:
                                                1998          1997
     8.375% Senior Subordinated Notes      $    300,000  $         --
     Convertible Senior Subordinated Notes      151,800       151,800
     9.125% Senior Subordinated Notes           150,000       150,000
     Borrowings under credit agreements         599,800       450,500
     Notes payable, average of 9.16% due
      2004 - 2005                                33,008        36,729
     Capitalized lease obligations,
      weighted average imputed interest
      rate of 9.60% due 1999 -  2002                527         3,540
     Other debt, average of 7.88% due
      2001 - 2008                                20,785        26,544
                                           ------------  ------------
     Total                                    1,255,920       819,113
     Less current maturities                    225,331         8,970
                                           ------------  ------------
     Noncurrent portion                    $  1,030,589  $    810,143
                                           ============  ============

   8.375% SENIOR SUBORDINATED NOTES - On November 20, 1998, the Company issued Senior Subordinated Notes in the aggregate principal amount of $300,000, receiving net proceeds of approximately $291,700. Interest on the Senior Subordinated Notes is payable semi-annually at the annual rate of 8.375%. The notes do not have required principal payments prior to maturity on November 15, 2008. The fair value of the notes approximated carrying value at December 27, 1998. The Company utilized a portion of the net proceeds from the issuance of these notes to repay revolving loan commitments incurred under the Credit Agreement. On December 28, 1998 the Company utilized the remainder of the net proceeds to redeem all of its outstanding 9.125% Senior Subordinated Notes.

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

   The fair value of the notes was approximately $149,000 and $146,000 at December 27, 1998 and December 28, 1997, respectively, based on quoted market prices.

   9.125% SENIOR SUBORDINATED NOTES - On May 10, 1993, the Company issued Senior Subordinated Notes in the aggregate principal amount of $150,000. Interest on the Senior Subordinated Notes was payable semi-annually at the annual rate of 9.125%. The notes did not have required principal payments prior to maturity on March 15, 2003.

   The fair value of the notes was approximately $157,000 and $156,000 at December 27, 1998 and December 28, 1997, respectively, based on quoted market prices.

   The Company redeemed the 9.125% Senior Subordinated Notes on December 28, 1998 for approximately $160,800, including the redemption premium and accrued interest. This early extinguishment of the notes generated an extraordinary charge in the first quarter of fiscal year 1999 of approximately $6,000, net of tax. The redemption of the notes was financed by the net proceeds of the 8.375% Senior Subordinated Notes issued on November 20, 1998. The 9.125% Senior Subordinated Notes were classified as current maturities of long-term debt in the December 27, 1998 consolidated balance sheet.

   BORROWINGS UNDER CREDIT AGREEMENTS - In June and October 1997, concurrent with the liquidation of indebtedness utilizing proceeds from the Asset Securitization (as defined in Note 8), equity offering and Convertible Notes offering, the Credit Agreement was amended to provide and subsequently maintain the aggregate total commitments of $920,000, comprised of $95,000 in term loan commitments, $250,000 of revolving loan commitments and $575,000 in acquisition term loan commitments. All other significant financial provisions of the Credit Agreement remained substantially unchanged. The Credit Agreement provides for varying semi-annual reductions in commitments, and the borrowings bear interest at rates that fluctuate with the prime rate and the Eurodollar rate which ranged from 5.69% to 8.50% in 1998 and 6.25% to 8.63% in 1997. The Credit Agreement includes a commitment fee of .25% per annum based on the daily average unutilized revolving credit commitment. Borrowings under the Credit Agreement mature at December 31, 2002. At December 27, 1998, $70,200 of acquisition term loan commitments and $227,020 of the revolving loan commitments were unutilized. The amount unutilized under the revolving loan commitments has been reduced by outstanding letters of credit of $22,980, not reflected in the accompanying consolidated financial statements, for which the Company was contingently liable under the Credit Agreement. Such letters of credit primarily guarantee various insurance reserves.

   Borrowings under the terms of the Credit Agreement are secured by pledges of various assets of the Company. The Credit Agreement has covenants which, among other things, restrict the incurrence of additional indebtedness by the Company and limit its ability to make payments to affiliated parties. The Credit Agreement also restricts the repurchase amount of treasury stock and the payment of dividends or other distributions of capital. The Company was in compliance with these covenants as of December 27, 1998.

   The fair value of the Company's remaining debt approximated its carrying value, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements.

   Aggregate annual maturities of long-term debt subsequent to December 27, 1998 are as follows:


     YEAR                                              AMOUNT
     1999                                          $   225,331
     2000                                              125,630
     2001                                              146,370
     2002                                              287,067
     2003                                                9,557
     2004 and thereafter                               461,807
                                                   -----------
                                                     1,255,762
     Noncurrent portion of
     capitalized lease obligations                         158
                                                   -----------
     Total                                         $ 1,255,920
                                                   ===========

8. ASSET SECURITIZATION

   In conjunction with the amended Credit Agreement described in Note 7, on June 30, 1997, the Company entered into an agreement to sell, on a revolving basis for a period of up to five years, certain of its accounts receivable to a wholly-owned subsidiary, which entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to a maximum of $204,000 (the "Asset Securitization"). At December 27, 1998 and December 28, 1997, accounts receivable was reduced by $200,000 for amounts sold. Fees arising from the securitization transaction of $11,888 and $5,133 are included in interest expense and securitization fees in the consolidated statements of operations for the years ended December 27, 1998 and December 28, 1997, respectively. These fees vary based on commercial paper rates plus a margin, providing a lower effective rate than that available under the Company's Credit Agreement. The Company maintains an allowance for doubtful accounts based on the expected collectibility of all accounts receivable, including receivables sold.

9. LEASES

   CAPITAL LEASES - The Company is a lessee under several noncancellable capital lease agreements for certain fixed assets. The leases extend for periods up to 4 years and contain purchase provisions.

   OPERATING LEASES - The Company leases certain equipment, warehouse facilities and office space under noncancellable operating leases which expire over the next 12 years. Most of these operating leases provide the Company with the option, after the initial lease term, either to purchase the equipment or renew its lease based upon the fair value of the property at the option date.

   In 1998, the Company entered into interest rate swap agreements to exchange floating rate for fixed interest payments. The agreements effectively convert a notional principal amount of $75,000 variable rate, quarterly operating lease payments into fixed. The net cash amount paid or received on the agreement is accrued and recognized as an adjustment to lease expense. The variable interest rates are based on LIBOR. At December 27, 1998, the weighted average variable interest rate was 5.22% and the fixed swap rate was 4.84%. The swap agreements have a maximum life of five years and are cancelable by the counterparties in September and December 1999.

   The fair value of the swap agreements was not recognized in the consolidated financial statements since the agreements are accounted for as hedges. The estimated fair value of the interest rate swap agreements, which was based on quotes from brokers, was not material to the consolidated financial statements at December 27, 1998. While the Company is exposed to credit loss in the event of nonperformance by the counterparties of these agreements, management believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties.

   SALE AND LEASEBACK OF EQUIPMENT - In 1998, the Company entered into agreements for the sale and leaseback of certain printing equipment for which it received approximately $88,500 of proceeds. The lease, which expires in July 2010, has been classified as an operating lease. The proceeds were utilized to repay revolving loan commitments incurred under the Credit Agreement.

   Future minimum rental payments required under noncancellable leases at December 27, 1998 were as follows:


     YEAR                                      CAPITAL      OPERATING
     1999                                    $     473  $   49,739
     2000                                           64      46,337
     2001                                           64      42,199
     2002                                           48      37,866
     2003                                           --      32,386
     2004 and thereafter                            --     128,286
                                             ---------  ----------
     Total minimum lease payments                  649  $  336,813
     Less imputed interest                         122  ==========
                                             ---------
     Capitalized lease obligations                 527
     Less current maturities                       369
                                             ---------
     Noncurrent portion                      $     158
                                             =========

   Rental expense for operating leases was $49,697, $44,703 and $36,299 for the years 1998, 1997 and 1996, respectively. Assets recorded under capital leases amounted to $1,567 and $4,828, net of accumulated amortization of $357 and $1,864 at the end of 1998 and 1997, respectively.

10.INCOME TAXES

   The provision (benefit) for income taxes is summarized as follows:


                               1998         1997          1996
     Current:
          Federal          $     27,429  $    21,178 $     16,542
          State                   6,728        5,891        3,418
                           ------------  ----------- ------------
                                 34,157       27,069       19,960
                           ------------  ----------- ------------
     Deferred:
          Federal                17,450       14,525       12,491
          State                     447        (253)        1,082
                           ------------  ----------- ------------
                                 17,897       14,272       13,573
                           ------------  ----------- ------------
     Total                 $     52,054  $    41,341 $     33,533
                           ============  =========== ============


   The tax effects of significant items comprising the Company's net deferred tax liability as of December 27, 1998 and December 28, 1997 are as follows:

                                             1998          1997
   Deferred tax assets:
    Operating loss carryforwards        $      6,422  $      8,219
    Tax credit carryforwards                  25,871        39,602
    Employee health and welfare benefits      10,917        16,328
    Postretirement benefits other
     than pensions                            16,213        15,445
    Pension accrual                            4,533         7,232
    Vacation accrual                           9,232         7,172
    Other differences                         12,603        10,119
                                        ------------  ------------
     Gross deferred tax assets                85,791       104,117
                                        ------------  ------------
   Deferred tax liabilities:
    Differences between book and tax
     bases of property                      (125,184)     (138,066)
    Other differences                        (33,319)      (27,959)
                                        ------------  ------------
     Gross deferred tax liabilities         (158,503)     (166,025)
                                        ------------  ------------
   Deferred tax asset valuation
    allowance                                 (5,095)       (6,840)
                                        ------------  ------------
   Net deferred tax liability                (77,807)      (68,748)
   Less current deferred tax asset            16,986        31,297
                                        ------------  ------------
   Noncurrent deferred tax liability    $    (94,793) $   (100,045)
                                        ============  ============

   The 1998 and 1997 amounts above include a valuation allowance of $5,095 and $6,840, respectively, relating to a capital loss carryforward that potentially may not be realized for tax purposes and for the limitations of certain state net operating loss carryforwards.

   The following table reconciles the difference between the U.S. federal statutory tax rates and the rates used by the Company in the determination of net income:

                                                 1998       1997      1996
     Income tax provision, at 35%            $  43,975  $  34,496  $  28,278
     State and local income taxes, net of
      federal income tax benefit                 4,664      3,665      2,941
     Release of deferred tax asset
      valuation allowance                       (1,745)        --         --
     Other, primarily goodwill amortization      5,160      3,180      2,314
                                             ---------   --------  ---------
     Total                                   $  52,054  $  41,341  $  33,533
                                             =========  =========  =========

   At December 27, 1998, the Company had net operating loss carryforwards from business acquisitions for federal income tax purposes of $7,643 available to reduce future taxable income, expiring from 2007 to 2010. The Company also had federal tax credits of $1,177 expiring primarily from 1999 to 2002 and state tax credits of $3,893 expiring from 2001 to 2013. In addition, the Company had alternative minimum tax carryover credits of $20,801 which do not expire and may be applied against regular tax in the future, in the event that the regular tax expense exceeds the alternative minimum tax.

11.EMPLOYEE BENEFIT PLANS

   In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits. The Company has adopted this statement for the fiscal year ended 1998 and as required by SFAS No. 132, has restated the prior year disclosure for comparative purposes.

   PENSION PLANS - The Company has defined benefit pension plans in effect which cover certain employees who meet minimum eligibility requirements. The Company contributes annually amounts sufficient to satisfy the government's minimum standards.

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


   POSTRETIREMENT PLANS - The Company provides postretirement medical benefits to eligible employees. The Company's postretirement health care plans are unfunded.

   As of January 1, 1998, the Company amended employer subsidized coverage for postretirement benefits for certain active participants in a company acquired in 1997.

   The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the fiscal years ended December 27, 1998 and December 28, 1997 and a statement of the funded status as of December 27, 1998 and December 28, 1997:

                              PENSION BENEFITS         POSTRETIREMENT BENEFITS
                              ----------------         -----------------------
                               1998        1997           1998       1997
    CHANGE IN BENEFIT
     OBLIGATION
     Benefit obligation at
      beginning of year     $  191,849  $  144,864     $  44,665   $  27,362
     Service cost                5,603       5,201           945       1,365
     Interest cost              14,568      14,066         2,946       3,158
     Plan participants'
      contributions                 --          --           329         369
     Plan amendments                --          --        (2,345)         --
     Acquisitions                   --      28,832           741      11,881
     Curtailment gain               --          --          (740)         --
     Actuarial (gain) or
      loss                       8,932      14,103          (815)      3,080
     Benefits paid             (15,107)    (15,217)       (2,651)     (2,550)
                            ----------  ----------     ---------   ---------
     Benefit obligation at
      end of year           $  205,845  $  191,849     $  43,075   $  44,665
                            ==========  ==========     =========   =========

   CHANGE IN PLAN ASSETS
    Fair value of plan
     assets at beginning
     of year                $  168,625  $  135,899     $      --   $      --
    Actual return on plan
     assets                     22,089      14,947            --          --
    Employer
     contributions               5,058       5,663         2,322       2,181
    Plan participants'
     contributions                  --          --           329         369
    Acquisitions                    --      27,333            --          --
    Benefits paid              (15,107)    (15,217)       (2,651)     (2,550)
                            ----------  ----------     ---------   ---------
    Fair value of plan
     assets at end of year  $  180,665  $  168,625     $      --   $      --
                            ==========  ==========     =========   =========

   RECONCILIATION OF
    FUNDED STATUS
    Funded status           $  (25,180) $  (23,224)    $ (43,075)  $ (44,665)
    Unrecognized
      actuarial loss            20,417      15,474         2,539       3,162
    Unrecognized net
      transition asset            (182)       (408)           --          --
    Unrecognized prior
      service cost             (11,962)    (11,125)       (3,327)     (2,578)
                            ----------  ----------     ---------   ---------
    Net amount recognized   $  (16,907) $  (19,283)    $ (43,863)  $ (44,081)
                            ==========  ==========     =========   =========

   The unrecognized net transition asset is being amortized over the average expected future service periods of employees. Plan assets consist principally of common stocks and U.S. government and corporate obligations. The plans' assets included common stock of the Company totaling $8,934 and $4,614 at December 27, 1998 and December 28, 1997, respectively.

   The following table provides the amounts recognized in the consolidated balance sheets as of December 27, 1998 and December 28, 1997:

                              PENSION BENEFITS       POSTRETIREMENT BENEFITS
                              ----------------       -----------------------
                               1998        1997           1998       1997
    Accrued benefit
     liability              $ (22,621)  $ (22,767)     $(43,863)   $(44,081)
    Intangible asset            5,714       3,484            --          --
                            ---------   ---------      --------    --------
    Net amount recognized   $ (16,907)  $ (19,283)     $(43,863)   $(44,081)
                            =========   =========      ========    ========

   The following table provides the components of net periodic benefit cost for the fiscal years ended December 27, 1998 and December 28, 1997:

                               PENSION BENEFITS        POSTRETIREMENT BENEFITS
                               ----------------        -----------------------
                               1998        1997           1998       1997
    Service cost           $    5,603   $    5,201     $     945   $   1,365
    Interest cost              14,568       14,066         2,946       3,158
    Expected return on
     plan assets              (16,584)     (15,616)           --          --
    Amortization of prior
     service cost              (1,015)        (866)       (1,596)     (1,289)
    Amortization of
     transitional asset          (226)        (226)           --          --
    Curtailment gain               --           --          (740)         --
    Recognized actuarial
     loss                         336           49           136          --
                           ----------   ----------     ---------   ---------
    Net periodic cost      $    2,682   $    2,608     $   1,691   $   3,234
                           ==========   ==========     =========   =========


   The weighted average assumptions used in the measurement of the Company's benefit obligation are as follows:

                                PENSION BENEFITS       POSTRETIREMENT BENEFITS
                                ----------------       -----------------------
                                1998        1997            1998        1997
    Discount rate                7.25%       7.50%         7.25%       7.50%
    Expected return on
     plan assets                10.25%      10.00%            --          --
    Rate of compensation
     increase                    3.50%       3.50%            --          --


   At December 27, 1998 and December 28, 1997, accumulated benefit obligations exceeded plan assets for all pension plans. The market value of plan assets was used to calculate the expected return on plan assets.

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 5% at the end of 1997 and 1998, and is expected to remain constant at that rate for future periods. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 27, 1998 by $4,083 and the annual postretirement benefit expense by approximately $491. A one percentage point decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation as of December 27, 1998 by $3,715 and the annual postretirement benefit expense by approximately $406.

   Certain union employees of the Company participate in multiemployer plans. Amounts charged to benefit expense relating to the multiemployer plans for 1998, 1997 and 1996 totaled $3,685, $3,352 and $3,185, respectively. In addition, the Company has various deferred savings and profit sharing plans for certain employees who meet eligibility requirements. Amounts charged to benefit expense related to these plans for 1998, 1997 and 1996 totaled $2,993, $1,977 and $1,044, respectively.

12.STOCK-BASED COMPENSATION PLANS

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

   The Company has stock option plans that permit the Stock Option Committee to grant up to an aggregate of 7,750,000 options to purchase shares of the Company's common stock to certain key employees of the Company. Options granted under the plans generally vest ratably over a five-year period. Vested options may generally be exercised up to ten years from the date of grant. Information related to the Company's stock option plans is presented below.

                                           NUMBER
                                         OF OPTIONS        OPTION PRICE
Outstanding at December 31,
 1995                                     3,815,320      $5.49 to $15.00
 Granted                                    354,000          $22.00
 Exercised                               (1,532,290)     $5.49 to  $6.95
 Rescinded/Canceled                         (74,725)     $8.97 to $15.00
                                          ---------
Outstanding at December 29,
 1996                                     2,562,305      $5.49 to $22.00
                                          ---------
 Granted                                    804,000     $23.75 to $26.75
 Exercised                                  (12,000)         $6.89
 Rescinded/Canceled                         (45,365)    $11.20 to $22.00
                                          ---------
Outstanding at December 28,
 1997                                     3,308,940      $5.49 to $26.75
                                          ---------
 Granted                                    937,500     $29.13 to $32.56
 Exercised                                 (617,044)     $5.49 to $26.75
 Rescinded/Canceled                        (166,500)    $15.00 to $32.56
                                          ---------
Outstanding at December 27,
 1998                                     3,462,896     $5.49  to $30.75
                                          ---------

                                         EXERCISABLE      RESERVED FOR
                                                          FUTURE GRANTS

   December 27, 1998                      1,600,600         2,009,800
   December 28, 1997                      1,861,934           396,770
   December 29, 1996                      1,655,640         1,155,405


   As permitted by SFAS No. 123, the Company has not recorded compensation expense for stock options granted to employees, but rather has determined the pro forma net income and net income per common share - basic and diluted amounts for fiscal years 1998, 1997 and 1996, had compensation expense been recorded for options granted during those years under the applicable fair value method described in the statement.

   For options granted during 1998, 1997 and 1996, the fair value at the date of grant was estimated using the Black-Scholes option pricing model. Under the Black-Scholes model, a volatility factor of .281, .310 and .312 was used for 1998, 1997 and 1996, respectively.

   The following weighted average assumptions were used in calculating the fair value of the options granted in 1998, 1997 and 1996, respectively: risk-free interest rates of 5.13%, 6.33% and 6.80%; an assumed dividend yield of zero; and an expected life of the options of ten years.

   For purposes of the pro forma disclosures, the estimated fair value of the options granted is amortized to compensation expense over the options' vesting period. The Company's pro forma information is as follows:


                                         1998        1997       1996
        Net income:
          As reported                 $ 73,590    $ 57,219   $ 47,261
          Pro forma                   $ 71,319    $ 55,893   $ 46,668

        Net income per common share
          - basic:
          As reported                 $   1.92    $   1.65   $   1.40
          Pro forma                   $   1.86    $   1.61   $   1.39

        Net income per common share
          - diluted:
          As reported                 $   1.84    $   1.60   $   1.35
          Pro forma                   $   1.79    $   1.57   $   1.34

        Weighted average fair value
          of options granted during
          the year                    $  15.00    $  14.39   $  12.81


   RESTRICTED STOCK - Restricted shares of the Company's stock have been issued in 1998 to certain key employees under a restricted stock plan. The stock vests ratably over five years and is contingent upon employment. The market value of the stock at the time of grant is recorded as unamortized restricted stock compensation in stockholders' equity and is amortized to
   expense over the five year vesting period.   In 1998, the Company issued
   135,000 restricted shares of common stock at a weighted average price of $30.21 per share. The fair value of the restricted shares was $3,662 at December 27, 1998. Compensation expense resulting from the amortization of the restricted stock totaling $349 is included in the 1998 consolidated statement of operations.

13.TREASURY STOCK

   In August 1998, the Board of Directors authorized the repurchase of up to 1,800,000 shares of the Company's common stock. The repurchase of shares commenced in August 1998 and may occur over the next three years in the open market at prevailing market prices or in negotiated transactions, depending on market conditions. The shares are being repurchased to satisfy commitments under certain employee benefit plans. When treasury shares are reissued, the Company uses the weighted average cost method and the excess of repurchase cost over reissuance price is treated as a reduction of retained earnings. As of December 27, 1998, the Company had repurchased 486,501 shares at a weighted average cost of $30.80 and reissued 466,255 shares.

14.NET INCOME PER COMMON SHARE

   The following represents the reconciliation between net income per common share - basic and diluted:
   (In thousands, except per share data)

                                        NET                    PER
                                        INCOME     SHARES      SHARE

      FOR THE YEAR ENDED 1998:
       Net income per common share
          - basic                       $  73,590     38,378   $  1.92
       Effect of dilutive securities:
          Stock options                        --        967
          Convertible debt                  5,569      3,660
                                        ---------   --------
       Net income per common share
          - diluted                     $  79,159     43,005   $  1.84
                                        =========   ========

      FOR THE YEAR ENDED 1997:
       Net income per common share
          - basic                       $  57,219     34,773   $  1.65
       Effect of dilutive securities:
          Stock options                        --        863
          Convertible debt                  1,264        815
                                        ---------   --------
       Net income per common share
          - diluted                     $  58,483     36,451   $  1.60
                                        =========   ========

      FOR THE YEAR ENDED 1996:
       Net income per common share
          - basic                       $  47,261     33,642   $  1.40
       Effect of dilutive securities:
          Stock options                        --      1,361
                                        ---------   --------
       Net income per common share
          - diluted                     $  47,261     35,003  $   1.35
                                        =========   ========


   Options to purchase 429,000 shares of common stock were outstanding in 1997, but were not included in the computation of net income per common share - diluted because the exercise price of the options was greater than the average market price of the common shares.

   In February 1999, the Company issued options to purchase 875,000 shares of its common stock. At the date of grant the exercise price of the options equaled the fair market value of the Company's common stock.

15.TRANSACTIONS WITH AFFILIATES

   The Company has incurred expenses of $750 in each of the fiscal years ending 1998, 1997 and 1996 for management services provided by affiliated companies.

16.COMMITMENTS AND CONTINGENT LIABILITIES

   The Company is subject to legal proceedings and other claims arising in the ordinary course of operations. In the opinion of management, ultimate resolution of proceedings currently pending will not have a material effect on the results of operations or financial position of the Company.

17.UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                              NET      NET
                                                            INCOME   INCOME
                                                              PER      PER
                                                            COMMON   COMMON
                                      GROSS                  SHARE    SHARE
  QUARTER ENDED       NET SALES       PROFIT    NET INCOME  -BASIC -DILUTED
  -------------       ---------       ------    ----------  ------ --------

  March 29, 1998     $  550,407     $ 87,573  $    9,358  $   0.24  $  0.24
  June 28, 1998         546,503       94,211       9,772      0.25     0.25
  September 27, 1998    635,980      127,037      28,987      0.76     0.71
  December 27, 1998     623,995      120,274      25,473      0.66     0.63
                     ----------     --------  ----------
                     $2,356,885     $429,095  $   73,590      1.92     1.84
                     ==========     ========  ==========

  March 30, 1997     $  458,351     $ 75,315  $    6,903  $   0.20  $  0.20
  June 29, 1997         425,647       76,052       6,580      0.19     0.19
  September 28, 1997    557,268      110,701      22,873      0.68     0.66
  December 28, 1997     539,959      105,219      20,863      0.55     0.53
                     ----------     --------  ----------
                     $1,981,225     $367,287  $   57,219      1.65     1.60
                     ==========     ========  ==========


18.SUBSEQUENT EVENT

   On February 22, 1999, the Company issued Senior Subordinated Notes in the aggregate principal amount of $300,000, receiving net proceeds of approximately $294,000. Interest on the notes is payable semi-annually at the annual rate of 7.75%. The notes do not have required principal payments prior to maturity on February 15, 2009. The net proceeds from the notes issuance were utilized to repay certain indebtedness under the Credit Agreement. In connection with the issuance of these notes, the Company amended its Credit Agreement resulting in, among other modifications, a $95,000 permanent reduction as of March 9, 1999 in borrowings and commitments under the Credit Agreement. As a result, aggregate total commitments decreased from $920,000 to $825,000. The amendment and related permanent reduction in total borrowings and commitments resulted in a substantial modification of the terms under the Credit Agreement. Accordingly, the Company will recognize an extraordinary charge for the early extinguishment of debt of approximately $5,900, net of tax, in the first quarter of fiscal year 1999.